The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it secure an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(a) under the Securities Act of 1933

Registration No. 333-106988
Subject to Completion, dated July 18, 2003

PROSPECTUS

4,000,000 Shares

Common Stock

We are offering 4,000,000 shares of our common stock, par value $0.001 per share.

Our common stock is quoted on The Nasdaq National Market under the symbol “ESPR.” On July 16, 2003, the last reported sale price of our common stock was $19.99 per share.

Investing in our common stock involves risks. “Risk Factors” begin on page 6.

	Per Share	Total

Public offering price	$	$

Underwriting discount and commission	$	$

Proceeds to Esperion Therapeutics, Inc. (before expenses)	$	$

We and certain selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of our common stock, on the same terms as set forth above, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2003.

LEHMAN BROTHERS

CITIGROUP

NEEDHAM & COMPANY, INC.

U.S. BANCORP PIPER JAFFRAY

SG COWEN

                         , 2003

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
ABOUT THIS PROSPECTUS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF OUR COMMON STOCK
CAPITALIZATION
DILUTION
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and the financial statements and notes to those statements incorporated herein by reference from our other filings with the Securities and Exchange Commission (the “SEC”). We urge you to read the entire prospectus carefully, especially the risks of investing in our common stock, which are discussed under “Risk Factors,” before making an investment decision.

Esperion Therapeutics, Inc.

      Esperion Therapeutics, Inc. is a biopharmaceutical company dedicated to the discovery, development and commercialization of therapies to improve the treatment of cardiovascular disease. Our initial focus is on the development and commercialization of novel classes of drugs that focus on a new treatment approach based upon our understanding of high density lipoprotein, or HDL, function. We call this approach “HDL Therapy.” By exploiting the beneficial properties of HDL, or “good cholesterol,” to remove excess cholesterol and other lipids from artery walls and other tissues, we believe our portfolio of product candidates offers an innovative approach in the fight against cardiovascular disease. While current therapies are designed to slow the progression of cardiovascular disease, we believe “HDL Therapy” has the potential to reverse the damaging effects of cholesterol deposits within artery walls.

      We currently have four product candidates in clinical development, including three biopharmaceuticals: ETC-588, or LUV; ETC-216, or AIM; and ETC-642, or RLT Peptide; and one oral small molecule, ETC-1001, each targeted at cardiovascular disease or its risk factors. Our biopharmaceuticals are being developed to focus on the acute treatment of high-risk atherosclerosis, such as acute coronary syndromes, while our oral small molecule targets chronic treatment of risk factors associated with cardiovascular disease.

      We are also pursuing the discovery and development of orally active organic small molecules designed to increase HDL-cholesterol, or HDL-C, levels and enhance the function of HDL and to decrease low density lipoprotein-cholesterol, LDL-C, or “bad cholesterol,” levels and triglycerides, another type of lipid, or fat. We believe some of these oral small molecules may possess anti-diabetic and anti-obesity properties.

      We believe our product candidates will enhance the naturally occurring processes in the body for the removal of excess cholesterol and other lipids from artery walls and other tissues by enhancing the efficiency of the reverse lipid transport, or RLT, pathway. The RLT pathway is a four-step process through which excess cholesterol and other lipids are removed from artery walls and other tissues. We believe this removal of excess cholesterol and other lipids from artery walls and other tissues will lead to improvements in vascular structure by stabilizing vulnerable plaque, which could ultimately lead to a reduction in clinical events resulting from cardiovascular disease, including atherosclerosis.

      Results of clinical trials and pre-clinical studies indicate that ETC-588, ETC-216 and ETC-642 demonstrate mobilization of cholesterol, which is the removal of excess cholesterol from artery walls and other tissues, as evidenced by measurements of the amount of cholesterol and other lipids in the blood before and after administration. The current clinical development status of our product candidates is as follows:

•	ETC-588 (Phase II): Enrollment in one of our two ongoing Phase II studies was completed in July 2003. The objective of this study is to evaluate the safety and tolerability of ETC-588 in approximately 150 patients with acute coronary syndromes. We continue to enroll patients in another Phase II clinical trial for ETC-588, which was initiated in 2002. This Phase II trial uses magnetic resonance imaging (MRI) technology to examine the effect, if any, of ETC-588 on plaque in the carotid arteries and whether the benefits of therapy persist three months after completion of treatment.

•	ETC-216 (Phase II): In June 2003, we reported initial results that showed that our multiple-dose, multi-center Phase II clinical study met its primary efficacy objective of demonstrating statistically significant regression of atherosclerosis with ETC-216. The results of this study demonstrated, for the first time in a clinical trial, statistically significant regression of atherosclerosis at the end of six weeks.

•	ETC-642 (Phase I): In June 2003, we initiated our first multiple-dose, multi-center clinical trial in up to 32 patients with stable cardiovascular disease. The primary objective of this study is to assess potential dosing levels and regimens for ETC-642 while evaluating safety and tolerability. In 2002, a Phase I single escalating dose clinical trial for ETC-642 was initiated in patients with stable cardiovascular disease and is continuing to enroll patients in order to determine the maximum tolerated dose.

•	ETC-1001 (Phase I): We recently initiated our first clinical trial for ETC-1001 in healthy volunteers. This trial is a double-blind, placebo-controlled trial designed to evaluate the safety and tolerability of single escalating doses of ETC-1001.

      We believe our drug discovery technology and scientific and drug development expertise have potential applicability to the discovery and development of therapies for a broad range of vascular diseases, including treatments for coronary heart disease, peripheral arterial disease (atherosclerosis occurring in arteries near the body’s extremities) and stroke.

Our Strategy

      Our objective is to discover, develop and commercialize therapies to address significant unmet needs associated with cardiovascular disease by exploiting the beneficial properties of HDL. The key elements of our business strategy are as follows:

•	discover novel cardiovascular product candidates that overcome limitations of existing treatments;

•	develop and commercialize a portfolio of drug candidates focused on enhancing the RLT pathway, utilizing the beneficial properties of HDL;

•	leverage the scientific, drug discovery and drug development expertise and experience of our management team;

•	enter into strategic collaborations with established pharmaceutical companies in which we retain co-development and co-promotion rights to our biopharmaceutical product candidates; and

•	focus on the development of biopharmaceutical product candidates for acute treatments and orally active small molecules for chronic therapies to complement statins and other lipid regulating treatments.

Recent Developments

      In June 2003, we announced initial results from a multiple-dose, multi-center Phase II clinical study of ETC-216. The study met its primary efficacy objective of demonstrating statistically significant regression of atherosclerosis with ETC-216. The trial was a double-blind, placebo-controlled study evaluating the efficacy of ETC-216 at two different dose levels (15 mg/kg and 45 mg/kg), administered once weekly for a maximum of five treatments. The study included 47 evaluable patients with acute coronary syndromes who were scheduled to undergo coronary angiography and who continued to receive their current treatments during the study. Changes in plaque volume were measured using intravascular ultrasound, in which a tiny ultrasound probe is inserted into the coronary artery to directly image atherosclerotic plaques. The primary endpoint was the change in percent plaque volume for all evaluable patients receiving ETC-216 comparing end-of-treatment values to baseline values as measured with intravascular ultrasound. The results of this study demonstrated, for the first time in a clinical trial, statistically significant regression of atherosclerosis at the end of six weeks.

      In June 2003, we announced the initiation of a multiple-dose, multi-center clinical study of ETC-642 in patients with stable cardiovascular disease. The primary objective of the study is to assess various potential dosing levels and regimens for ETC-642 while evaluating safety and tolerability. The study will also examine the pharmacokinetics and lipid effects of selected dosing regimens. The double-blind, placebo-controlled Phase I study will evaluate ETC-642 at up to four dose levels. Up to 32 patients with stable atherosclerosis will receive, in addition to their current treatments, either once-weekly doses of ETC-642 or placebo over the treatment period.

      We recently initiated our first clinical trial for ETC-1001 in healthy volunteers. This trial is a double-blind, placebo-controlled trial designed to evaluate the safety and tolerability of single escalating doses of ETC-1001.

      On July 16, 2003, we announced financial results for the three months ended June 30, 2003, reflecting a net loss of $8.4 million, or $0.29 per share. The net loss for the six months ended June 30, 2003 was $15.8 million, or $0.54 per share. Total operating expenses for the three months and six months ended June 30, 2003 were $7.8 million and $14.9 million, respectively.

Additional Information

      We were incorporated in Delaware and commenced operations in July 1998. We became a public company in August 2000 and our common stock trades on The Nasdaq National Market under the symbol “ESPR.” Our executive offices and primary research facility are located at 3621 South State Street, 695 KMS Place, Ann Arbor, Michigan 48108; our telephone number is (734) 332-0506; and our website is http://www.esperion.com. The information on our website is not incorporated into, and does not constitute any part of, this prospectus.

The Offering

      Unless otherwise indicated, all of the information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 434,000 shares of common stock from us and up to an additional 166,000 shares from the selling stockholders.

Common stock offered by us	4,000,000

Common stock to be outstanding after the offering	33,480,766

Use of proceeds	We currently intend to use the estimated net proceeds from this offering to fund our operations, for working capital and for general corporate purposes, including, capital expenditures, clinical development, partnership arrangements and in-licensing of technology. See “Use of Proceeds.”

Nasdaq National Market Symbol	ESPR

      The number of shares of common stock to be outstanding after this offering is based on 29,480,766 shares outstanding as of June 30, 2003 and excludes:

•	3,987,175 shares of common stock underlying options outstanding as of June 30, 2003 at a weighted average exercise price of $6.52 per share; and

•	1,272,681 shares available for issuance or future grant under our 2000 Equity Compensation Plan, 169,989 shares available for issuance or future grant under our 1998 Stock Option Plan and 449,660 shares available for issuance under our Employee Stock Purchase Plan.

Summary Financial Data

      The following data, insofar as they relate to each of the years 2000-2002, have been derived from annual financial statements, including the consolidated balance sheets at December 31, 2001 and 2002 and the related consolidated statements of operations and cash flows for the three years ended December 31, 2002 and the notes thereto, incorporated herein by reference. The data for the three months ended March 31, 2002 and 2003 have been derived from unaudited financial statements also incorporated herein by reference and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

Consolidated Statement of Operations Data

				Three Months Ended
	Year Ended December 31,			March 31,

	2000(1)	2001(1)	2002	2002	2003

	(in thousands, except share and per share			(unaudited)
	data)

Operating expenses:

Research and development	$22,596	$21,454	$21,991	$5,705	$5,460

General and administrative	3,156	5,023	5,955	1,645	1,629

Goodwill amortization(2)	250	839	—	—	—

Purchased in-process research and development(3)	4,000	—	—	—	—

Operating loss	(30,002)	(27,316)	(27,946)	(7,350)	(7,089)

Other income (expense), net	2,426	2,385	(780)	47	(317)

Net loss	(27,576)	(24,931)	(28,726)	(7,303)	(7,406)

Beneficial conversion feature(4)	(22,870)	—	—	—	—

Net loss attributable to common stockholders	$(50,446)	$(24,931)	$(28,726)	$(7,303)	$(7,406)

Basic and diluted net loss per share(5)	$(4.50)	$(0.91)	$(0.98)	$(0.25)	$(0.25)

Shares used in computing basic and diluted net loss per share(5)	11,222,319	27,309,502	29,260,930	29,197,523	29,395,549

Pro forma basic and diluted net loss per share(5)	$(2.45)

Shares used in computing pro forma basic and diluted net loss per share(5)	20,603,313

Consolidated Balance Sheet Data

	December 31,

	2001(1)	2002	March 31, 2003

	(in thousands)		(unaudited)

Cash, cash equivalents and short-term investments	$70,286	$44,853	$37,858

Working capital	64,926	40,330	33,490

Total assets	78,340	51,407	44,272

Long-term debt, less current portion	5,482	7,731	7,721

Deficit accumulated during the development stage	(65,320)	(94,046)	(101,452)

Total stockholders’ equity	66,498	38,743	31,593

(1)	Arthur Andersen LLP audited our consolidated financial statements for periods prior to 2002. You should refer to the final risk factor under “Risk Factors — Risks Related to This Offering” on page 14.

(2)	SFAS No. 142, “Goodwill and Other Intangible Assets,” was adopted effective January 1, 2002. Net loss, net loss attributable to common stockholders and net loss and pro forma net loss per share adjusted to reflect the impact of SFAS No. 142 as if it had been adopted at the beginning of 2000 are $27.3 million, $50.2 million and $2.43 and $4.47; and net loss and net loss per share adjusted to reflect the impact of SFAS No. 142 as if it had been adopted at the beginning of 2001 are $24.1 million and $0.88.

(3)	We recorded a $4.0 million charge to operations in 2000 for the write-off of purchased in-process research and development related to the acquisition of Talaria Therapeutics, Inc.

(4)	We recorded approximately $22.9 million relating to the beneficial conversion feature of the Series C and Series D preferred stock in the first quarter of fiscal 2000 through equal and offsetting adjustments to additional paid-in-capital with no net impact on stockholders’ equity. The beneficial conversion feature was considered in the determination of our net loss attributable to common stockholders and net loss per share amounts.

(5)	Basic and diluted net loss per share amounts have been calculated using the weighted average number of shares of common stock outstanding during the respective periods. Pro forma basic and diluted net loss per share amounts include the shares used in computing basic and diluted net loss per share and the assumed conversion of all outstanding shares of preferred stock from the original date of issuance.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors, in addition to the other information in this prospectus, before making an investment decision. Each of these risk factors could adversely affect our business, operating results and financial condition, and the value of an investment in our common stock.

Risks Related to Our Company

We are a development stage biopharmaceutical company with a history of losses, and, even if our product candidates are approved and commercialized, we may never be profitable.

      We have devoted substantially all of our resources since we began our operations in July 1998 to the research and development of product candidates for cardiovascular disease. We have incurred substantial losses since we began our operations. These losses have resulted principally from costs incurred in our research and development programs, from our general and administrative expenses and from acquisition-related costs from our September 2000 acquisition of Talaria Therapeutics, Inc. To date, we have not generated revenue from product sales or royalties, and we do not expect to achieve any revenue from product sales or royalties until we receive regulatory approval and begin commercialization of our product candidates. We are not certain of when, if ever, that will occur. We expect to incur significant additional operating losses for at least the next several years. Research and development costs relating to our product candidates will continue to increase. Manufacturing, sales and marketing costs will increase as we prepare for the commercialization of our product candidates.

      All of our current product candidates are in early stages of development, and we face the risks of failure inherent in developing drugs based on new technologies. Because our product development strategy is predicated on a novel treatment approach based upon our understanding of HDL, we have limited in-house experience with our product candidates. Our product candidates are not expected to be commercially available for several years, if at all.

The technology underlying our product candidates is uncertain and unproven, which could keep our product candidates from becoming commercially successful.

      All of our current product development efforts are based on unproven technology and therapeutic approaches that have not been widely tested or used or approved for marketing in any country. To date, no products that use our technology have been commercialized. If our product candidates do not work as intended, or if the data from our clinical trials indicate that our product candidates are not safe and effective, the applicability of our technology for treating cardiovascular disease will be highly uncertain. For example, the future of ETC-216 may be called into question and the market price of our common stock could decline if the information that we ultimately release about the recently completed ETC-216 trial with respect to the patients who did not receive ETC-216 suggests that ETC-216 will not produce a statistically significant regression of atherosclerosis as compared to the current treatment for acute coronary syndromes. In June 2003, we announced initial results from this trial that demonstrated statistically significant regression of atherosclerosis at the end of six weeks. We did not announce, however, the results of plaque volume measurements taken at the beginning and end of a six-week period in the limited number of patients in the trial who did not receive ETC-216 but who continued to receive their current treatments. We have not released this information publicly yet because the primary endpoint of the trial was not designed to compare the results of this non-treatment group with the treatment groups, and because of our need to comply with non-disclosure rules applied by medical journals, including those to which the manuscript of this study might be submitted. Even if the information that we ultimately release with regard to the non-treatment group is not inconsistent with the recently announced favorable initial trial results, this would not mean that ETC-216 would reduce the number of clinical events resulting from cardiovascular disease. As a result, there is a significant risk that our therapeutic approaches will not prove to be successful, and there can be no guarantee that our drug discovery technology will result in any commercially successful products.

All of our product candidates must be tested and submitted to the FDA and foreign regulatory agencies for approval before we can sell them in the United States or other countries, and even if our product candidates receive regulatory approval, that approval may be limited, which would hinder our ability to commercialize them.

      Our product candidates must satisfy rigorous standards of safety and efficacy before they receive regulatory approval in the United States and other countries. We will need to conduct significant additional research, including additional pre-clinical testing involving animals and clinical trials involving humans, before we can file applications for product approval.

      Many of the product candidates in the pharmaceutical and biopharmaceutical industries do not successfully complete pre-clinical testing and clinical trials. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials and in interim analyses. In addition, delays or rejections may be encountered based upon additional government regulations, including any changes in FDA policy, during the process of product development, clinical trials and regulatory approvals.

      In order to receive regulatory approval from U.S. or foreign regulatory authorities to market a product, we must demonstrate through human clinical trials that the product candidate is safe and effective for the treatment of a specific condition. Even if we believe that the clinical trials demonstrate safety and efficacy of a product, the FDA and foreign regulatory authorities may not accept our assessment of the results and may require us to conduct additional advanced clinical trials.

      Approval of a product by applicable regulatory authorities is necessary in foreign countries prior to the commencement of marketing of the product in those countries, whether or not U.S. regulatory approval has been obtained. The approval procedure varies among countries and can involve additional testing. The time required may differ from that required for U.S. regulatory approval. Although there are some procedures for unified filings for some European countries with the sponsorship of the country that first granted marketing approval, in general, each country has its own procedures and requirements, many of which are time consuming and expensive.

      We do not know whether planned clinical trials will begin on time or will be completed on schedule or at all. If we experience significant delays in testing or approvals, or if we need to perform more or larger clinical trials than planned, our product development costs will increase. Any of our future clinical studies might be delayed or halted because the drug is not safe and effective, or physicians think that the drug is not safe or effective; patients do not enroll in the studies at the rate we expect; or drug supplies are not sufficient to treat the patients in the studies.

      Any regulatory approvals in the United States that we receive in the future could also include significant restrictions on the use or marketing of any future products. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction of the products.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop our product candidates or retain rights to our product candidates.

      Significant additional capital will be required in the next several years to fund our operations. Excluding the proceeds of this offering, our current available capital is only sufficient to fund our operations into the second half of 2004. We do not know whether additional financing will be available on acceptable terms when needed. We have used substantial cash resources to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and research and development activities. If adequate funds are unavailable, we may be required to:

•	delay, reduce the scope of or eliminate one or more of our research or development programs;

•	license rights to our technology or product candidates on terms that are less favorable to us than might otherwise be available; or

•	obtain funds through arrangements that may require us to relinquish rights to all or some of our product candidates that we would otherwise seek to develop or commercialize ourselves.

Our freedom to operate our business or profit fully from any sales of our future products may be limited depending upon the terms of any collaborative agreements into which we enter, and the inability to establish one or more collaborative arrangements could adversely affect our ability to develop and commercialize products.

      We are seeking to collaborate with pharmaceutical companies to gain access to their drug development, regulatory, manufacturing, marketing, sales and financial resources. However, we may not be able to negotiate arrangements with partners on favorable terms, if at all, or enter into collaborations that will be commercially successful. Our ability to enter into collaborative arrangements relating to less than all of our biopharmaceutical product candidates may be adversely affected by the similarities among those product candidates. Any collaborative relationships that we enter into may include restrictions on our freedom to operate our business or may limit any sales of our future products. If a collaborative arrangement is established, the collaborative partner may discontinue funding any particular program or may, either alone or with others, pursue alternative technologies or indications or develop alternative product candidates for the diseases we are targeting. Competing products, developed by a collaborative partner or to which a collaborative partner has rights, may result in the collaborative partner withdrawing support as to all or a portion of our technology.

      Our ability to enter into a collaborative arrangement for ETC-216 may be limited by the terms of our agreement with Pharmacia Corporation. Pharmacia has the right to co-develop and exclusively market ETC-216 outside the United States and Canada once we complete Phase IIb clinical trials and a right of first negotiation if we wish to pursue a co-development and co-promotion arrangement in the United States and Canada. If Pharmacia does not exercise its right to co-develop and market ETC-216 outside the United States and Canada, or if it does not choose to participate in co-development and co-promotion within the United States and Canada, other potential partners may not be willing to enter into an agreement relating to ETC-216. If we decide to seek a co-development and co-promotion arrangement in the United States and Canada prior to completion of Phase IIb clinical trials and Pharmacia does not respond to our request that they advise us whether they want to exercise their right of first negotiation, we may need to agree to indemnify our partner from any claims made by Pharmacia that we have breached our agreement with it.

      Without collaborative arrangements, we must fund our own research, development, manufacturing, marketing and sales activities, which would accelerate the depletion of our cash and require us to raise substantial additional cash to enable us to develop our own development, regulatory, manufacturing, marketing and sales capabilities. Therefore, if we are unable to establish and maintain satisfactory collaborative arrangements and if other sources of cash are not available, we could experience a material adverse effect on our ability to develop products and, if developed and approved, to manufacture, market and sell them successfully.

We expect our quarterly and annual results to fluctuate significantly.

      During the next several years, we expect our quarterly and annual operating results to fluctuate significantly, depending primarily on the following factors:

•	timing of pre-clinical studies and clinical trials;

•	interruptions or delays in the supply of our product candidates or components;

•	timing of payments to licensors and other third parties;

•	whether we enter into collaboration agreements and the timing and accounting treatment of payments, if any, to us under those agreements;

•	timing of patent prosecution and maintenance fees and costs;

•	timing of investments in new technologies; and

•	other costs, which may be unexpected.

If the third-party clinical research organizations that we rely on to conduct our clinical trials do not perform in an acceptable and timely manner, or if we are not able to manage or administer multiple clinical trials simultaneously, our clinical trials could be delayed, halted or unsuccessful, and we could be unable to commercialize our product candidates on a timely basis, if at all.

      We do not currently have the ability to independently conduct clinical trials and obtain regulatory approvals for our product candidates, and we currently rely and intend to continue to rely on third-party clinical investigators and contract research organizations to perform these functions. If we cannot locate acceptable contractors to run our clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we will be unable to obtain required approvals and will be unable to commercialize our product candidates on a timely basis, if at all.

      Our clinical studies may also be limited by, delayed or halted because of the nature of the clinical study; the size of the potential patient population; the distance between patients and the clinical trial sites; the number of trials utilizing the same patient population; delays in enrolling patients; or the eligibility and exclusion criteria for patients in the trial.

      To date, we have not managed multiple late-stage clinical trials simultaneously. As of June 30, 2003, we have completed six clinical trials (two of which were conducted through a company that we acquired) and have five clinical trials in progress. It may be difficult or we may be unable to retain individuals qualified to administer these and future late-stage clinical trials due to the complexity of the protocols and the size of the studies. We may be unable to complete multiple late-stage clinical trials concurrently as effectively or as quickly as we currently anticipate, which could have a material adverse effect on our business, financial condition and results of operations.

If our current and future manufacturing and supply strategies are unsuccessful, we may be unable to complete any future clinical trials or commercialize our product candidates in a timely manner, if at all.

      Completion of our clinical trials and commercialization of our product candidates will require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We do not have the resources, facilities or experience to manufacture our product candidates on our own and do not intend to develop or acquire facilities for the manufacture of product candidates for clinical trials or commercial purposes in the foreseeable future. We currently rely, and will continue to rely, on contract manufacturers to produce sufficient quantities of our product candidates. We are currently exploring ways to improve the manufacturing process for our ETC-216 product candidate, as the yield from the current process will need to be enhanced in order to meet late-stage clinical trial supply and commercial-scale requirements. If we are unable to improve the current manufacturing process, we may be unable to complete future clinical trials for, or to cost-effectively commercialize, this product candidate. Most of our contract manufacturers have limited experience with manufacturing, formulating, analyzing, filling and finishing our particular product candidates. Our manufacturing strategy presents the following difficulties:

•	we may not be able to locate acceptable manufacturers or enter into favorable long-term agreements with them;

•	third parties may not be able to manufacture our product candidates successfully in a cost-effective or timely manner or in quantities needed for clinical trials or commercial sales;

•	delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the vendor) could delay clinical studies, regulatory submissions and commercialization of our product candidates;

•	we may not have intellectual property rights, or may have to share intellectual property rights, to the manufacturing processes for our product candidates;

•	manufacturing and validation of manufacturing processes and materials are complicated and time-consuming and may not provide yields adequate to meet clinical trial supply or commercial scale-up requirements;

•	because many of our current third-party manufacturers are located outside of the United States, there may be difficulties in importing our product candidates or their components into the United States as a result of, among other things, FDA import inspections, increased customs security measures, incomplete or inaccurate import documentation, or defective packaging; and

•	manufacturers of our product candidates are subject to the FDA’s current Good Manufacturing Practices regulations, the FDA’s current Good Laboratory Practices regulations and comparable foreign standards and we do not have control over compliance with these regulations by our third-party manufacturers.

      If any manufacturer of our product candidates fails to comply with applicable FDA or other regulatory requirements including manufacturing, quality control, labeling, safety surveillance, promoting and reporting, such failure may result in our criminal prosecution, levy of civil penalties against us, recall or seizure of any of our future products, total or partial suspension of production or an injunction, as well as other regulatory actions against our manufacturers, our potential products or us. Discovery of previously unknown problems with a product, supplier, manufacturer or facility may result in restrictions on the sale of a future product, including a withdrawal of the product from the market.

If one of our biopharmaceutical product candidates does not show safety and efficacy in early clinical trials, it could impact the development path for our other biopharmaceutical product candidates because of the similarities in the technology for each of our biopharmaceutical product candidates.

      The development of each of our biopharmaceutical product candidates (ETC-588, ETC-216 and ETC-642) is based on our knowledge and understanding of HDL and how HDL contributes to the RLT pathway. While there are important differences in each of the product candidates in terms of their composition and properties, each product candidate is focused on affecting various steps in the RLT pathway. In addition, all three of the biopharmaceutical product candidates are infused, rather than orally administered, and are currently being targeted for the treatment of patients with acute coronary syndromes.

      As a result of these similarities, our product candidates may be perceived to have overlapping utility in the treatment of cardiovascular disease. Since we are developing these product candidates in parallel, we expect to learn from the results of each trial and apply some of our findings to the development of the other product candidates. If one of the product candidates has negative clinical trial results or is shown to be ineffective, it could impact the development path or future development of the other biopharmaceutical product candidates. If we find that one of the biopharmaceutical product candidates is unsafe, we may be unable to raise sufficient capital to fund the development of the other biopharmaceutical product candidates due to any resultant negative perceptions about HDL as an infused, acute treatment for cardiovascular disease.

If we fail to secure and enforce patents and other intellectual property rights underlying our product candidates and technology, we may be unable to develop our product candidates or compete effectively.

      The pharmaceutical and biopharmaceutical industries place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, in part, on our ability, and the ability of our licensors, to obtain and enforce our exclusive rights to our product candidates and technology under the patent laws of the United States and other countries. Our success also will depend on our ability to prevent others, including our employees, from using our trade secrets, know how and other confidential information. In addition, we must operate in a way that does not infringe, or violate, the patent, trade secret and other intellectual property rights of other parties.

      The standards that the United States Patent and Trademark Office uses to grant patents can change. Consequently, we may be unable to determine the type and extent of patent claims that will be issued to us or to our licensors in the future. Any patents issued may not contain claims that will permit us to stop competitors from using the same or similar technology.

      Patent prosecution and maintenance are also very costly and successful prosecution and defense may depend on the patent strategies that are pursued.

      The standards that courts use to interpret patents can change, particularly as new technologies develop. Consequently, we cannot know how much protection, if any, our patents will provide. If we choose to seek a court order that prohibits a third party from using the inventions claimed in our patents, the third party may ask the court to rule that our patents are invalid and unenforceable. This type of lawsuit is expensive and time consuming and could be unsuccessful. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the third party on the ground that its activities do not infringe the patent.

If our licensing arrangements with third parties are breached or terminated, we may lose rights to commercialize our product candidates.

      We license most of the technology for our biopharmaceutical product candidates from third parties. We depend, and will continue to depend, on these and other licensing arrangements. If any of our licenses with third parties are terminated or breached, we may lose our rights to develop and commercialize our product candidates or lose patent or trade secret protection for our product candidates.

      Disputes may arise with respect to our licensing agreements and strategic relationships regarding ownership rights to technology developed by or with other parties or with respect to manufacturing, development and other strategies and decisions. Such disputes could lead to delays in or termination of the research, development, manufacture and commercialization of our product candidates, or to litigation.

We may face significant expense and liability as a result of litigation or other proceedings relating to patents and other intellectual property rights of third parties, which could reduce our available capital.

      If third parties file patent applications, or are issued patents, claiming technology also claimed by us or our licensors in pending applications or issued patents, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention. An adverse outcome in an interference proceeding could require us to forfeit our patents or applications involved in the interference, cease using the technology or license rights from prevailing third parties. We could also be subject to allegations of trade secret violations and other claims relating to the intellectual property rights of third parties.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of any of our future products.

      Our business exposes us to product liability risks that are inherent in the clinical testing, manufacturing, marketing and sale of pharmaceutical and biopharmaceutical products. We may not be able to avoid product liability claims. Product liability insurance for the pharmaceutical and biopharmaceutical industries is generally expensive, if available at all. We have clinical trial liability insurance for our product candidates in clinical trials; however, there can be no assurance that such insurance coverage is or will continue to be adequate or available. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. If we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our product candidates. A successful product liability claim brought against us for damages in an amount that exceeds our insurance coverage, if any, may cause us to incur substantial liabilities and our business may fail.

If our competitors develop and commercialize products faster than we do or commercialize products that are superior to our product candidates, our commercial opportunities will be reduced or eliminated.

      The extent to which any of our product candidates achieve market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the pharmaceutical and biopharmaceutical industries is intense and has been accentuated by the rapid pace of technology development. Our competitors include large fully-integrated pharmaceutical companies, biopharmaceutical companies, biotechnology companies, universities and public and private research institutions. Many of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales. These organizations also compete with us to:

•	attract parties for collaborations, joint ventures or acquisitions;

•	license the proprietary technology that is competitive with our technology;

•	attract funding; and

•	attract and hire scientific talent.

      Our competitors may succeed in developing and commercializing products earlier, and obtaining regulatory approval more rapidly, than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidates or technology obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales would suffer and we may not ever be profitable.

Our product candidates may not be commercially successful because physicians, patients and government agencies and other third-party payors may not accept them.

      Even if regulatory authorities approve our product candidates, they may not be commercially successful. Third parties may develop superior products or less costly alternative products, or have proprietary rights that preclude us from marketing any of our future products. We also expect that most of our product candidates will be considered expensive, if approved. Patient acceptance of and demand for any product candidates for which we obtain regulatory approval will also depend upon acceptance by physicians of any of our product candidates as safe and effective therapies and the extent, if any, of reimbursement of drug and treatment costs by government agencies and other third-party payors.

      In addition, any of our product candidates could cause adverse events, such as immunologic or allergic reactions. These reactions may not be observed in clinical trials, but may nonetheless occur after commercialization. If any of these reactions occur, they may render any commercialized product ineffective in some patients and thereby hinder the sales of such product.

Our failure to obtain an adequate level of reimbursement or acceptable prices for any of our future products could diminish any revenues we may be able to generate.

      Our ability to commercialize any future products successfully, alone or with collaborators, will depend in part on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities;

•	private health insurers; and

•	other third-party payors.

      Government and other third-party payors increasingly are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new drugs. Third-party private health insurance coverage may not be available to potential patients for any of our future products.

      The continuing efforts of government and other third-party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our profitability. In addition, in some countries other than the United States, pricing and profitability of prescription pharmaceuticals and biopharmaceuticals are subject to government control.

Even if we obtain regulatory approval of any of our product candidates, we will not be able to successfully commercialize such product candidates if we are unable to create sales, marketing and distribution capabilities or enter into appropriate collaborative arrangements.

      In order to commercialize any of our product candidates successfully, we must either internally develop full and efficient sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. We have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies.

If we fail to recruit, retain and motivate skilled personnel, our product development programs, our research and development efforts and the release of our product candidates may be delayed.

      Our success depends on our ability to recruit, retain and motivate highly-qualified management and scientific personnel, including skilled chemists and clinical development personnel, for which competition is intense. Our loss of the services of any of our key personnel, in particular, Roger S. Newton, Ph.D., our President and Chief Executive Officer, could significantly impede the achievement of our research and development objectives and could delay our product development programs and strategies.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

      Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages, and such liability could exceed our resources. We are subject to federal, state, local and international laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could become significant.

Risks Related to This Offering

Our common stock price has been volatile and could experience a substantial decline in value.

      The market price of our common stock has historically experienced and may continue to experience volatility. During the 12 months ended June 30, 2003, the market price of our common stock ranged from $4.15 to $19.80 per share. Our quarterly operating results, announcements of collaborations, the success or failure of the drug development efforts of our collaborators, technological innovations being developed by us or our competitors, changes in general conditions in the economy or the financial markets and other developments affecting our competitors, our collaborators or us could cause the market price of our common stock to fluctuate substantially. In addition, in recent years, the stock market in general, and the market for pharmaceutical and biopharmaceutical companies in particular, have experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies, often for reasons unrelated to their operating performance, and may adversely affect the price of our common stock. In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in potential liabilities, substantial costs and the diversion of management’s attention and resources, regardless of whether we win or lose.

New investors in our common stock will experience immediate and substantial dilution.

      The offering price to the public is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $16.89 in net tangible book value per share of common stock, based on an estimated offering price to the public of $20.00 per share. Investors may incur additional dilution upon the exercise of outstanding stock options and warrants.

Our share ownership is concentrated, and our officers, directors and principal stockholders may exert significant control over our business and matters requiring stockholder approval.

      On June 30, 2003, our directors, officers and stockholders holding more than 5% of our common stock beneficially owned or controlled approximately 27% of our outstanding common stock. Collectively, these stockholders may have the ability to significantly influence the outcome of all corporate matters requiring stockholder approval. Therefore, they may vote their shares in a way with which you do not agree. In particular, this concentration of ownership may have the effect of delaying, deferring or preventing an acquisition of us and may adversely affect the market price of our common stock.

Future sales of our common stock may depress our stock price.

      The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be 33,480,766 shares of common stock outstanding immediately after this offering, based on the number of shares outstanding on June 30, 2003. All of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). As of June 30, 2003, our executive officers and directors beneficially own 1,673,129 shares, including options for shares of our common stock exercisable within 60 days and 166,000 shares of our common stock that will be sold if the underwriters exercise their over-allotment option, which are subject to lock-up agreements with the underwriters and will be eligible for sale in the public market 90 days after the date of this prospectus.

      We have an aggregate of 4,410,505 shares of common stock that have been registered and are reserved for issuance upon exercise of options granted or reserved for grant under our 2000 Equity Compensation Plan, our 1998 Stock Option Plan and our Employee Stock Purchase Plan. Stockholders can sell these shares in the public market upon issuance, subject to restrictions under the securities laws. In addition, some of our existing stockholders will be entitled to register their shares of common stock after this offering. We also have registered 4,044,842 shares of our common stock for sale by some of our existing stockholders.

Anti-takeover provisions in our charter documents, under Delaware law and under our stockholder rights plan could make an acquisition of us more difficult.

•	Provisions of our amended and restated certificate of incorporation and amended and restated bylaws will make it more difficult for a third party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. For example, our amended and restated certificate of incorporation currently authorizes our board of directors to issue substantial amounts of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be harmed by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation. In addition, our amended and restated certificate of incorporation divides our board of directors into three classes having staggered terms.

•	We are also subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years after the date the person becomes an interested stockholder, unless specified conditions are satisfied.

•	We have also implemented a stockholder rights plan, or poison pill, that would substantially reduce or eliminate the expected economic benefit to an acquiror from acquiring us in a manner or on terms not approved by our board of directors. These and other impediments to a third-party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our common stock.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Arthur Andersen LLP has not consented to the incorporation by reference of their reports on our financial statements and it may not be able to satisfy potential claims against them.

      Arthur Andersen LLP audited our consolidated financial statements for the two years ended December 31, 2001, and the period from our inception in May 1998 to December 31, 2001 and issued a report thereon dated January 18, 2002, which are incorporated by reference herein. Arthur Andersen LLP has not reissued their report on our financial statements and has not consented to the incorporation by reference of their report on our financial statements in this prospectus, and we have relied on Rule 437a under the Securities Act in filing this registration statement without such a consent. On June 15, 2002, Arthur Andersen LLP was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen LLP’s work for Enron Corp. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen LLP ceased its audit practice before the Commission on August 31, 2002. Effective April 18, 2002, we terminated the engagement of Arthur Andersen LLP as our independent accountants and engaged PricewaterhouseCoopers LLP to serve as our independent accountants for the fiscal year ending December 31, 2002. Because Arthur Andersen LLP has not

consented to the incorporation by reference of their report on our financial statements in this prospectus and because of the circumstances affecting Arthur Andersen LLP, as a practical matter, it may not be able to satisfy any claims arising from the provision of auditing services to us, including claims you may have that are available to securities holders under federal and state securities laws.

FORWARD-LOOKING STATEMENTS

      The information contained in this prospectus, including the information incorporated by reference into this prospectus, includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act as enacted by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by words such as “hope,” “may,” “believe,” “anticipate,” “plan,” “expect,” “require,” “intend,” “assume” and similar expressions. We caution readers that forward-looking statements speak only as of the date of this filing, reflect management’s current expectations, estimations and projections and involve certain factors, such as risks and uncertainties, that may cause our actual results, performance or achievements to be far different from those suggested by our forward-looking statements. These factors include, but are not limited to, risks associated with:

•	our ability to successfully execute our business strategies, including entering into strategic partnerships or other transactions;

•	the progress and cost of development of our product candidates;

•	the extent and timing of market acceptance of new products developed by us or by our competitors;

•	our dependence on third parties to conduct clinical trials for our product candidates;

•	the extent and timing of regulatory approval, as desired or required, for our product candidates;

•	our dependence on licensing arrangements and other strategic relationships with third parties;

•	clinical trials;

•	manufacturing;

•	our dependence on patents and proprietary rights;

•	procurement, maintenance, enforcement and defense of our patents and proprietary rights;

•	competitive conditions in the industry;

•	business cycles affecting the markets in which any of our future products may be sold;

•	extraordinary events and transactions;

•	seeking and consummating business acquisitions, including the diversion of management’s attention to the assimilation of the operations and personnel of any acquired business;

•	the timing and extent of our financing needs and our access to funding, including through the equity market;

•	fluctuations in foreign exchange rates; and

•	economic conditions generally or in various geographic areas.

      Because all of the foregoing factors are difficult to forecast, you should not place undue reliance on any forward-looking statements. These and other risks and uncertainties are discussed above in the section entitled “Risk Factors.” We do not intend to update any of these factors or to publicly announce the results of any revisions to any of our forward-looking statements other than as required under the federal securities laws.

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give you any information or to represent anything not contained in this prospectus, and, if given or made, you must not rely on any such information or representation as having been authorized by us.

      The SEC allows us to incorporate into this prospectus information that we file with the SEC, which means we can disclose important information to you by referring you to that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update this prospectus. See “Where You Can Find More Information.” References in this prospectus to “we,” “our,” “us,” and “the company” refer to Esperion Therapeutics, Inc.

      “Esperion” and “Pathways to new medicines” are registered trademarks of Esperion Therapeutics, Inc. We have also applied for federally registered trademarks for “Esperion Therapeutics”. This prospectus also includes trademarks and tradenames of other parties.

USE OF PROCEEDS

      We estimate our net proceeds from the sale of the 4,000,000 shares of common stock will be approximately $75.4 million, or approximately $83.6 million if the underwriters exercise their over-allotment option in full, based on an estimated public offering price of $20.00 per share and after deducting the underwriting discount and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of 166,000 shares by the selling stockholders upon exercise by the underwriters of their over-allotment option.

      We currently intend to use the estimated net proceeds from this offering to fund our operations, for working capital and for general corporate purposes, including the following: capital expenditures, clinical development, manufacturing, in-licensing of technology or for other purposes. We evaluate from time to time possible business combinations, partnership arrangements or other transactions with third parties. We may use some or all of the proceeds from the sale of the shares of common stock to finance any such transactions. At this time, however, we do not have any agreements or other commitments for any transaction that would be financed with the proceeds. The precise amounts and timing of the application of the proceeds will depend upon our funding requirements and the availability of other funds. Pending any such uses, we will invest the proceeds in marketable securities.

      The foregoing represents our current intentions based upon our present plans and business condition. Our management will have broad discretion in the application of the net proceeds from this offering, and the occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our common stock and we anticipate that, for the foreseeable future, we will continue to retain any earnings for use in the operation of our business.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock trades on The Nasdaq National Market under the symbol “ESPR.” The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported on Nasdaq.

	High	Low

Fiscal Year 2003

Current quarter to July 16, 2003	$20.60	$18.75

Quarter ended June 30, 2003	19.80	8.75

Quarter ended March 31, 2003	10.00	6.46

Fiscal Year 2002

Quarter ended December 31, 2002	$7.20	$5.14

Quarter ended September 30, 2002	6.34	4.15

Quarter ended June 30, 2002	6.63	4.03

Quarter ended March 31, 2002	7.43	4.50

Fiscal Year 2001

Quarter ended December 31, 2001	$8.35	$6.00

Quarter ended September 30, 2001	9.78	5.26

Quarter ended June 30, 2001	11.50	3.90

Quarter ended March 31, 2001	12.00	4.00

      As of June 30, 2003, there were approximately 259 holders of record of our common stock. This may not be an accurate indication of the total number of beneficial owners of our common stock as of that date, since many shares are held by nominees in street name for beneficial owners.

CAPITALIZATION

      The following table shows our unaudited capitalization as of March 31, 2003 on an actual basis and as adjusted to give effect to the sale of 4,000,000 shares of our common stock in this offering at an estimated public offering price of $20.00 per share, after deducting the underwriting discount and offering expenses. You should read this table with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes incorporated herein by reference.

	As of March 31, 2003

	Actual	As Adjusted

	(unaudited)
	(in thousands)

Long-term debt, less current portion	$7,721	$7,721

Stockholders’ equity

Preferred stock, $0.01 par value; 5,000,000 shares authorized including 500,000 shares authorized as Series A, Junior Participating Preferred Stock, $0.01 par value; none issued	—	—

Common Stock, $0.001 par value; 50,000,000 shares authorized; 29,422,760 shares issued and outstanding as of March 31, 2003; and 33,422,760 shares issued and outstanding as adjusted	29	33

Additional paid-in capital	133,517	208,913

Accumulated deficit during the development stage	(101,452)	(101,452)

Deferred stock compensation	(442)	(442)

Accumulated other comprehensive loss	(59)	(59)

Total stockholders’ equity	31,593	106,993

Total capitalization	$39,314	$114,714

      The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of March 31, 2003 and excludes:

•	3,808,489 shares of common stock underlying options outstanding as of March 31, 2003 at a weighted average exercise price of $5.91 per share; and

•	1,510,744 shares available for issuance or future grant under our 2000 Equity Compensation Plan, 166,650 shares available for issuance or future grant under our 1998 Stock Option Plan and 451,628 shares available for issuance under our Employee Stock Purchase Plan.

DILUTION

      The net tangible book value of our common stock on March 31, 2003 was approximately $28.5 million or approximately $0.97 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets of $3.1 million, and dividing this amount by the number of shares of our common stock outstanding as of March 31, 2003. Based on the sale by us of 4,000,000 shares of common stock offered in this offering at an estimated public offering price of $20.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of March 31, 2003 would have been $103.9 million, or $3.11 per share of common stock. This represents an immediate increase in the net tangible book value of $2.14 per share to our existing stockholders and an immediate decrease in the net tangible book value of $16.89 per share to new investors. Dilution in net tangible book value per share represents the difference between the amount per share paid by the new investors of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. The following table illustrates this per share dilution:

Offering price per share		$20.00

Net tangible book value per share as of March 31, 2003	$0.97

Increase per share attributable to new investors	$2.14

Net tangible book value per share after the offering		$3.11

Dilution per share to new investors		$16.89

      The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of March 31, 2003 and excludes:

•	3,808,489 shares of common stock underlying options outstanding as of March 31, 2003 at a weighted average exercise price of $5.91 per share; and

•	1,510,744 shares available for issuance or future grant under our 2000 Equity Compensation Plan, 166,650 shares available for issuance or future grant under our 1998 Stock Option Plan and 451,628 shares available for issuance under our Employee Stock Purchase Plan.

BUSINESS

Overview

      Esperion Therapeutics, Inc. is a biopharmaceutical company dedicated to the discovery, development and commercialization of therapies to improve the treatment of cardiovascular disease. Our initial focus is on the development and commercialization of novel classes of drugs that focus on a new treatment approach based upon our understanding of high density lipoprotein, or HDL, function. We call this approach “HDL Therapy.” By exploiting the beneficial properties of HDL, or “good cholesterol,” to remove excess cholesterol and other lipids from artery walls and other tissues, we believe our portfolio of product candidates offers an innovative approach in the fight against cardiovascular disease. While current therapies are designed to slow the progression of cardiovascular disease, we believe “HDL Therapy” has the potential to reverse the damaging effects of cholesterol deposits within artery walls.

      We currently have four product candidates in clinical development, including three biopharmaceuticals: ETC-588, or LUV; ETC-216, or AIM; and ETC-642, or RLT Peptide; and one oral small molecule, ETC-1001, each targeted at cardiovascular disease or its risk factors. Our biopharmaceuticals are being developed to focus on the acute treatment of high-risk atherosclerosis, such as acute coronary syndromes, while our oral small molecule targets chronic treatment of risk factors associated with cardiovascular disease.

      We are also pursuing the discovery and development of orally active organic small molecules designed to increase HDL-C levels, enhance the function of HDL and decrease LDL-C, or “bad cholesterol,” levels and triglycerides, another type of lipid, or fat. We believe some of these oral small molecules may possess anti-diabetic and anti-obesity properties.

Our Product Portfolio

      The following table outlines the current status of our product portfolio:

Method of
Compound	Characteristic	Phase	Usage	Administration	Commercial Rights

ETC-588 (LUV)	Cholesterol Sponge	Phase II	Acute	Infused	Esperion

ETC-216 (AIM)	HDL Mimetic	Phase II	Acute	Infused	Esperion/Pharmacia

ETC-642 (RLT Peptide)	HDL Mimetic	Phase I	Acute	Infused	Esperion

ETC-1001	Lipid Regulator	Phase I	Chronic	Oral	Esperion

      We believe our product candidates will enhance the naturally occurring processes in the body for the removal of excess cholesterol and other lipids from artery walls and other tissues by enhancing the efficiency of the reverse lipid transport, or RLT, pathway. The RLT pathway is a four-step process through which excess cholesterol and other lipids are removed from artery walls and other tissues. We believe this removal of excess cholesterol and other lipids from artery walls and other tissues will lead to improvements in vascular structure by stabilizing vulnerable plaque, which could ultimately lead to a reduction in clinical events resulting from cardiovascular disease, including atherosclerosis.

      Results of clinical trials and pre-clinical studies indicate that ETC-588, ETC-216 and ETC-642 demonstrate mobilization of cholesterol, which is the removal of excess cholesterol from artery walls and other tissues, as evidenced by measurements of the amount of cholesterol and other lipids in the blood before and after administration. The current clinical development status of our product candidates is as follows:

•	ETC-588 (Phase II): Enrollment in one of our two ongoing Phase II studies was completed in July 2003. The objective of this study is to evaluate the safety and tolerability of ETC-588 in approximately 150 patients with acute coronary syndromes. This study was initiated in 2002 and is double-blind and placebo-controlled. Patients in this study receive a weekly dose of either ETC-588 (eight grams of ETC-588 or 15 grams of ETC-588) or placebo for eight weeks in three groups of approximately 50 patients each, all of whom also continue to receive their current treatment for acute coronary syndromes. Upon completion of the dosing regimen, patients will be followed for six months with adverse event monitoring, including the collection of cardiovascular event data. We continue to enroll patients in another Phase II clinical trial for ETC-588, which was also initiated in 2002. This Phase II trial uses MRI technology to assess the changes in plaque volume within the carotid arteries. Patients receive their current treatment as well as a weekly dose of either ETC-588 at 200 mg/kg or placebo for eight weeks. Each patient has MRIs taken prior to treatment, after four weeks of treatment, after eight weeks of treatment and three months following the end of treatment. These serial MRI readings should allow us to examine the effect, if any, of ETC-588 on the plaque, as well as whether the benefits of therapy persist three months after completion of treatment.

•	ETC-216 (Phase II): In June 2003, we reported initial results that showed that our multiple-dose, multi-center Phase II clinical study met its primary efficacy objective of demonstrating statistically significant regression of atherosclerosis with ETC-216. This double-blind, placebo-controlled study was conducted in 47 evaluable patients with acute coronary syndromes and included, in addition to their current treatment, two dose levels of ETC-216: 15 mg/kg and 45 mg/kg, administered once weekly for a maximum of five treatments. The primary endpoint of the study was the change in percent plaque volume for all evaluable patients receiving ETC-216 comparing end-of-treatment values to baseline values. Changes in plaque volume were measured using intravascular ultrasound. The results of this study demonstrated, for the first time in a clinical trial, statistically significant regression of atherosclerosis at the end of six weeks.

•	ETC-642 (Phase I): In June 2003, we initiated our first multiple-dose, multi-center clinical trial in up to 32 patients with stable cardiovascular disease. The primary objective of this study is to assess potential dosing levels and regimens for ETC-642 while evaluating safety and tolerability. A Phase I single escalating dose clinical trial was completed in 2002 for ETC-642 in patients with stable cardiovascular disease. In 2002, a second Phase I single escalating dose clinical trial for ETC-642 was initiated in patients with stable cardiovascular disease in order to determine the maximum tolerated dose.

•	ETC-1001 (Phase I): We recently initiated our first clinical trial for ETC-1001 in healthy volunteers. This double-blind, placebo-controlled trial is designed to evaluate the safety and tolerability of single escalating doses of ETC-1001.

      We believe our drug discovery technology and scientific and drug development expertise have potential applicability to the discovery and development of therapies for a broad range of vascular diseases, including treatments for coronary heart disease, peripheral arterial disease (atherosclerosis occurring in arteries near the body’s extremities) and stroke.

Our Strategy

      The key elements of our business strategy are as follows:

•	Discover novel cardiovascular product candidates that overcome the limitations of existing treatments. Unlike current therapies, our product candidates are being developed to target the atherosclerosis disease process. Current acute treatments of high-risk cardiovascular disease include costly and invasive procedures, and chronic therapies have only been successful at showing clinical benefit after long periods of time (months or years). Our product candidates are designed to be non-invasive and provide short-term benefits.

•	Develop and commercialize a portfolio of drug candidates focused on enhancing the RLT pathway, utilizing the beneficial properties of HDL. We are developing a portfolio of product candidates that, based on our understanding of the RLT pathway, we believe can provide a broad spectrum of treatment options for patients with cardiovascular disease. These product candidates focus on improving HDL function in various steps in the RLT pathway and removing excess cholesterol and other lipids from artery walls and other tissues. For example, our portfolio currently consists of three distinct types of HDL therapies focused on various steps in the RLT pathway: HDL mimetics (ETC-216 and ETC-642), “cholesterol sponges” (ETC-588) and oral small molecules that stimulate the RLT pathway (ETC-1001).

•	Leverage scientific, drug discovery and drug development expertise and experience. We are managed by an experienced group of scientists with significant expertise in drug discovery and development. Roger S. Newton, Ph.D., President and Chief Executive Officer of Esperion, was the co-discoverer, chairman of the discovery team and a member of the development team for the drug atorvastatin (Lipitor®). In 2002, global sales of Lipitor exceeded $7.9 billion. Other members of our management team have participated in the discovery, clinical development or commercialization of many other high profile therapies, including Lopid®, Pravachol®, Glucophage®, Capoten®, ProHance® and Plavix®. We employ inventors of two of our product candidates currently in clinical development (ETC-588 and ETC-642).

•	Retain co-development and co-promotion rights to our biopharmaceutical product candidates. We intend to retain a portion of the development and marketing rights to our biopharmaceutical product candidates. By completing the pre-clinical and early clinical development work independently and with contract research organizations, we hope to negotiate favorable terms with prospective partners after we have demonstrated proof-of-concept and clinical efficacy. We intend to enter into strategic collaborations with established pharmaceutical companies on one or more individual product candidates to enhance the value of each program by broadening the commercial potential for each product candidate and by utilizing additional clinical and regulatory resources to maximize each product candidate’s potential.

•	Optimize clinical and regulatory strategies. We believe that by initially focusing on the development of biopharmaceutical product candidates for treatment of high-risk cardiovascular conditions, called acute treatments, we can achieve a shorter development time than expected with chronic treatments that prevent cardiovascular diseases from worsening. This may result in a faster time to market, which will benefit patients with cardiovascular disease. We are performing clinical trials with our biopharmaceutical product candidates to assess efficacy for well-defined cardiovascular endpoints in the treatment of acute coronary events. Concurrently, we are discovering and developing oral small molecules that we intend to develop as a chronic therapy to complement statins and other lipid regulating chronic treatments.

Background

General

      The cardiovascular system is comprised of the heart and blood vessels that deliver blood, oxygen and other nutrients to the tissues and organs of the body, such as the brain, kidneys and lungs. In addition, the cardiovascular system removes waste products. The heart propels blood through a network of arteries and veins. The kidneys regulate the blood volume, and the lungs put oxygen in the blood and remove carbon dioxide. To accomplish these tasks, the cardiovascular system must maintain adequate blood flow, which can be dramatically reduced by the excessive deposit of a type of lipid, or fat, called “cholesterol” within artery walls as vulnerable plaque. Cholesterol, however, is essential for cells to function normally. Our bodies obtain cholesterol both through the foods we eat and by manufacturing cholesterol inside some of our cells and organs. Cholesterol either remains within the cell or is transported by the blood to various organs. The major carriers for cholesterol in the blood are lipoproteins, which are particles composed of fat and protein, including low density lipoprotein, or LDL, and high density lipoprotein, or HDL. LDL delivers cholesterol to organs where it can be used to produce hormones, maintain healthy cells or be transformed into natural products that assist in the digestion of other lipids. Through the RLT pathway, HDL removes excess cholesterol and other lipids from artery walls and other tissues and transports them to the liver for elimination from the body. Ideally, the body establishes a balance between the delivery and removal of cholesterol. Over time, however, an imbalance can occur in which there is too much cholesterol delivered by LDL and too little removal by HDL. When high levels of LDL-C and low levels of HDL-C are present, the imbalance results in more cholesterol being deposited in artery walls than being removed. This can lead to plaque formation in artery walls.

      The RLT pathway consists of a four-step process responsible for removing excess cholesterol and other lipids from artery walls and other tissues and transporting them to the liver for elimination from the body. The first step in this process is the removal of cholesterol from artery walls and other tissues by HDL in a process called “cholesterol removal.” In the second step, cholesterol is converted to a new form that is more tightly associated with HDL as it is carried in the blood; this process is called “cholesterol conversion.” The third step is the transport and delivery of that converted cholesterol to the liver in a process known as “cholesterol transport.” The final step is the transformation and discard of cholesterol by the liver in a process called “cholesterol elimination.” Our product candidates may have the potential to enhance the effectiveness of HDL throughout the four steps in the RLT pathway.

      In a healthy human body, in which the RLT pathway functions effectively, there is a balance between the delivery and removal of cholesterol. Over time, however, an imbalance can occur in our bodies in which there is too much cholesterol delivery by LDL and too little removal by HDL. When people have high levels of LDL-C and low levels of HDL-C, the imbalance results in more cholesterol being deposited in artery walls than being removed. This imbalance can also be exaggerated by various factors, such as age, gender, high blood pressure, smoking, diabetes, obesity, genetic factors, physical inactivity and consumption of a high-fat diet. The cholesterol carried in the blood in LDL particles can be deposited throughout the body, but frequently ends up in artery walls, especially those in the heart. As a consequence, repeated deposits of cholesterol form plaque and can narrow the arteries, block the arteries or cause the arteries to rupture, possibly leading to a heart attack or stroke.

Cardiovascular Disease

      According to the American Heart Association, cardiovascular disease is the number one killer of American men and women. It is estimated that in 2003, the direct and indirect annual cost of cardiovascular disease will be $350 billion, of which an estimated $37 billion will be spent on drug therapy. The most prominent form of cardiovascular disease is atherosclerosis, a systemic disease that includes the buildup of plaque in the artery walls limiting blood flow to the heart, brain, other vital organs and extremities. Atherosclerosis can result in heart attacks, chest pain and a variety of other complications, and is responsible for over half of all deaths from cardiovascular disease.

Importance of HDL in Cardiovascular Disease

      Physicians recognize high LDL-C levels and low HDL-C levels as independent risk factors for cardiovascular disease. In addition, high HDL-C levels generally are associated with reduced risk of cardiovascular disease. Clinical studies have suggested that:

•	Low levels of HDL-C are a risk factor for coronary heart disease. A number of studies, dating back to 1951, have confirmed that low levels of HDL-C level are an independent risk factor for coronary heart disease.

•	Increasing HDL-C levels reduces the risk of death from coronary artery disease, heart attack or stroke. The Veterans Affairs Cooperative Studies Program High Density Lipoprotein Cholesterol Intervention Trial, completed in 1999, suggests that men with coronary artery disease who took a lipid regulating drug for five years experienced on average a 6% increase in HDL-C levels, resulting in a 24% risk reduction in death due to coronary artery disease, heart attack or stroke.

•	Increasing HDL-C levels reduces risk of coronary heart disease. The Helsinki Heart Study, completed in 1987, suggests that increasing HDL-C levels reduces the risk of coronary heart disease in individuals at risk due to low HDL-C levels, high LDL-C levels, and high triglycerides, another type of lipid.

•	Low levels of HDL-C translate to a low survival rate following coronary artery bypass surgery. A 20-year study completed by The Cleveland Clinic Foundation in 1999 suggests that people with low

HDL-C levels have a lower survival rate following coronary artery bypass surgery than people with normal HDL-C levels.

      Additionally, published pre-clinical studies by third parties suggest other protective properties of HDL, such as reducing inflammation in arteries and reducing cholesterol deposits in artery walls.

Current Treatments for Cardiovascular Disease

      Current acute treatments of high-risk cardiovascular disease include costly invasive procedures, while chronic treatments are usually in tablet or pill form. Chronic treatments have focused more on “stable” atherosclerosis and have been successful at showing clinical benefit over long periods of time (i.e., months or years). We believe there is a growing need to find successful treatments for “unstable” acute coronary syndromes that achieve clinical benefits in short periods of time (i.e., days or weeks) rather than months or years.

Acute Treatments

      Acute treatments are required when blood flow to the heart is severely restricted and the patient is at immediate risk for further complications. Two of the most common invasive procedures used to restore blood flow are coronary artery bypass surgery, or CABG, and percutaneous coronary intervention (PCI) (i.e., balloon angioplasty, with or without stents). In bypass surgery, a cardiovascular surgeon opens the patient’s chest cavity to expose the heart and redirects blood flow around the blocked arteries by grafting a healthy vessel removed from another location in the patient. In PCI, a cardiovascular surgeon inserts a long, thin flexible tube with an inflatable balloon at its end through a leg artery and advances the tube to the heart to position it in the artery at the point of blockage. The balloon is then inflated and this pushes aside the plaque that caused the blockage, usually resulting in a reopening of the artery to allow greater blood flow. Frequently, a cardiologist reinforces the newly opened artery with a wire-mesh cylinder called a stent. More recently, drug-coated stents have been introduced to prevent restenosis (re-closure of the artery). Patients with acute coronary syndromes may be prescribed agents, as recommended in the American College of Cardiology and American Heart Association guidelines for the treatment of acute coronary syndromes, including aspirin, clopidogrel, heparin, nitrates, gpIIb/IIIa inhibitors, beta-blockers, fibrinolytic therapy, statins and ACE inhibitors. Despite these many treatments and/or procedures, a short-term risk for recurrent clinical events still exists.

      The primary benefit of successful acute treatments is the immediate restoration of oxygen-rich blood flow to the heart. However, major drawbacks include:

•	the procedures are invasive and, by their nature, involve a risk of complications, including death;

•	coronary artery bypass surgery requires significant recovery time;

•	the invasive procedures are very costly. According to the American Heart Association, approximately 519,000 coronary artery bypass surgeries and 561,000 PCI procedures were performed in the United States in 2000. Together, these procedures will contribute to an estimated $66 billion in direct hospital costs in 2003;

•	many patients are not eligible for these invasive procedures due to their medical and/or treatment history and physical condition; and

•	these procedures are localized and treat only one segment of a diseased artery at a time. Many additional vulnerable arteries are left untreated after using these procedures because atherosclerosis affects the entire cardiovascular system.

Chronic Treatments

      The initial recommendation for a patient with elevated LDL-C levels, a well-known risk factor for cardiovascular disease, frequently is a change in lifestyle involving exercise combined with a low-fat, low-cholesterol diet. If a patient’s cholesterol level does not improve, then the patient’s physician moves to the next step of treatment to achieve acceptable levels of cholesterol in the blood.

      Chronic treatments for cardiovascular disease have the goal of preventing or limiting progression of the disease to reduce risk of heart disease, disability or death. Physicians frequently will prescribe statins, which lower the levels of LDL-C in the blood by inhibiting cholesterol production in the liver. Statins can also have the ability to slightly raise HDL-C levels. Recent studies have shown that statins reduce the risk of illness or death from cardiovascular disease by approximately 30%. In clinical studies, statins have been shown to reduce the rate of progression of atherosclerosis in a majority of patients. However, statins have not been consistent in demonstrating regression of atherosclerotic disease.

Our Products in Development

      Our initial product development efforts are focused on developing novel classes of drugs designed to treat both acute and chronic cardiovascular disease using HDL Therapy. Our product candidates are designed to enhance HDL function and the four steps of the RLT pathway. We currently have four product candidates actively in the clinical phase of development. We expect to continue clinical testing of these four product candidates during 2003.

Acute Treatments

ETC-588 (LUV)

      We are currently developing ETC-588 (large unilamellar vesicles, or LUV) for the treatment of patients with acute coronary syndromes. LUV are spherical particles composed of a naturally occurring phospholipid that can remove cholesterol from cells, including those in the artery wall. In effect, these particles act as “cholesterol sponges” and can cycle back through the arteries several times to remove more cholesterol. We believe the interaction between LUV and HDL already in the body results in the enhanced removal of cholesterol from atherosclerotic lesions. We believe LUV have a high capacity to transport excess cholesterol to the liver for elimination from the body.

      We recently completed enrollment in a Phase II study. The objective of this Phase II study is to evaluate the safety and tolerability of ETC-588 in approximately 150 patients with acute coronary syndromes, one of the patient populations we intend to target in our Phase III clinical trials. Patients in this trial are treated with a weekly dose of ETC-588 for eight weeks. The trial is a double-blind, placebo-controlled study with three groups of approximately 50 patients each. The patients receive their current treatment for acute coronary syndromes, as well as either a fixed dose of eight grams, a fixed dose of 15 grams or placebo. Upon completion of the dosing regimen, patients will be followed for six months with adverse event monitoring, including the collection of cardiovascular event data.

      The first Phase II study of ETC-588 that we conducted was a double-blind, placebo-controlled, multiple-dose study designed to determine the optimal dose and dosing schedule and effect of ETC-588 in 36 patients with stable cardiovascular disease and a mean HDL-C level of 36 milligrams per deciliter (indicating a low level of HDL-C). Patients received one of three dose strengths (50, 100 or 200 mg/kg) or placebo every four or seven days. Patients in the 100 and 200 mg/kg dose groups each received seven doses, while the 50 mg/kg dose group received 14 doses. The results of this study indicated that ETC-588 was safe and well-tolerated at all tested dose levels and dose regimens. Based on the data from this study, an optimal dosing schedule of every seven days was defined for future study of ETC-588. Patients administered ETC-588 also showed evidence of dose-related cholesterol mobilization, as measured by the amount of cholesterol in the blood before and after treatment.

      In addition, we conducted a sub-study in a small group of patients in this Phase II trial using MRI technology to assess its feasibility as an appropriate imaging modality. Based on the information gathered from this sub-study, we are using MRI in a subsequent Phase II study to assess a primary endpoint of changes in plaque volume within the carotid arteries. This double-blind, placebo-controlled trial began enrolling in the second quarter of 2002. Patients receive their current treatment as well as a weekly dose of either ETC-588 at 200 mg/kg or placebo for eight weeks. MRIs are taken prior to treatment, after four weeks of treatment, after eight weeks of treatment and three months following the end of treatment. These serial MRI readings should allow us to examine the effect, if any, of ETC-588 on the plaque, as well as whether the benefits of therapy might persist three months after treatment. Enrollment in this trial is continuing.

      In 2000, Phase I single and multiple-dose tolerance studies of ETC-588 in healthy volunteers were completed. Analysis of data from those studies indicates that cholesterol mobilization is dependent on the dose administered, and that ETC-588 was well-tolerated at the dosages to be used in the future.

      Two pre-clinical animal studies were published involving the administration of material similar to ETC-588. These studies showed the removal of cholesterol from arteries and the regression of atherosclerosis, thereby helping arteries regain their flexibility and function. Neither of the studies was conducted by us or on our behalf.

ETC-216 (AIM)

      We are developing ETC-216 (apolipoproteinA-I Milano/phospholipid complex, or AIM) for the treatment of patients with acute coronary syndromes. We believe ETC-216 mimics naturally-occurring HDL and enhances reverse lipid transport. ApolipoproteinA-I Milano is a variant form of apolipoproteinA-I, the major protein component of HDL. ApolipoproteinA-I Milano is naturally present in a small group of Northern Italians with paradoxically low rates of cardiovascular disease despite low HDL-C levels, who tend to show a lower risk of cardiovascular disease, presumably due to enhanced reverse lipid transport.

      In June 2003, we reported initial results of our Phase II ETC-216 multiple-dose, multi-center clinical study initiated in the fourth quarter of 2001 in patients with acute coronary syndromes. We reported that this Phase II ETC-216 study met its primary efficacy objective of demonstrating statistically significant regression of atherosclerosis with ETC-216. We plan to present complete study results at an appropriate scientific meeting or publication in a peer-reviewed journal before the end of 2003. The purpose of this study was to provide evidence that ETC-216 is effective in regressing coronary atherosclerosis by measuring each patient’s change in plaque volume utilizing intravascular ultrasound. The trial was a double-blind, placebo-controlled study that evaluated the efficacy and safety of ETC-216 at two different dose levels (15 mg/kg and 45 mg/kg) of intravenous infusions, administered once weekly for a maximum of five treatments. The study included 47 evaluable patients with acute coronary syndromes, who were scheduled to undergo coronary angiography and who continued to receive their current treatments during the study. The primary endpoint of the study was the change in percent plaque volume for all evaluable patients receiving ETC-216 comparing end-of-treatment values to baseline values using intravascular ultrasound, in which a tiny ultrasound probe is inserted into a coronary artery to directly image atherosclerotic plaques. In this trial, an intravascular ultrasound image was taken before the first dose was administered and within two weeks of the final dose.

      This Phase II study followed our Phase I single-dose clinical trial of ETC-216 conducted in Europe in the first quarter of 2001. Consistent with our pre-clinical studies, an infusion of ETC-216 in participants in this study resulted in increased cholesterol mobilization. This study demonstrated that ETC-216 was safe at all tested doses and that it was well-tolerated, and there were no serious adverse events observed.

ETC-642 (RLT Peptide)

      We are developing ETC-642 (RLT Peptide) for the treatment of patients with acute coronary syndromes. The peptide component of ETC-642 is a peptide that mimics the biological properties of apolipoproteinA-I to promote removal of excess cholesterol and other lipids from artery walls and other tissues and enhance reverse lipid transport. ETC-642 is a complex of peptide and phospholipids that mimics the functions of HDL. In our pre-clinical studies, we have shown that ETC-642 increases HDL-C levels and enhances cholesterol mobilization. Because of these properties, we believe that administration of ETC-642 may enhance reverse lipid transport by activating an important enzyme in the RLT pathway and stimulating cholesterol removal.

      In June 2003, we initiated a Phase I multiple-dose clinical trial in patients with stable cardiovascular disease. This double-blind, placebo-controlled study will evaluate ETC-642 at up to four dose levels. Up to 32 patients with stable atherosclerosis will receive, in addition to their current treatments, either once-weekly intravenous infusions of ETC-642 or placebo over the treatment period at multiple clinical sites. The primary objective of this study is to assess various potential dosing levels and regimens for ETC-642 while evaluating safety and tolerability. The study will also examine the pharmacokinetics and lipid effects of selected dosing regimens.

      During 2001, we initiated our first Phase I clinical study of ETC-642 in patients with existing cardiovascular disease. The Phase I clinical trial was a single-dose study in patients with stable atherosclerosis designed to determine the safety, tolerability, pharmacokinetic and cholesterol mobilization properties of ETC-642. We completed this Phase I study in the first half of 2002 and results indicate that ETC-642 was safe and well-tolerated at all dose levels tested. In addition, results were consistent with pre-clinical studies showing evidence of rapid cholesterol mobilization, as well as evidence of increases in HDL-C levels. We initiated our second single-dose, Phase I study in the second half of 2002 in the same patient population studied in the earlier trial to determine the maximum tolerated dose. This trial is ongoing.

Chronic Treatments

ETC-1001 (HDL Elevating/ Lipid Regulating Agents)

      We are pursuing the discovery and development of oral small organic molecules that increase HDL-C levels or enhance the RLT pathway, as well as decrease LDL-C levels and triglycerides. Pre-clinical models suggest that some of these molecules may also possess anti-diabetic and anti-obesity properties. We have implemented several strategies to develop these product candidates. One strategy has led to the discovery of several classes of active molecules.

      Our pre-clinical studies demonstrated that several classes of molecules elevate HDL-C levels in animal models. In these studies, we have observed that these molecules can also regulate lipid production in liver cells of rats, hamsters and humans, and inhibit diet-induced atherosclerosis progression in an animal model. Our goal is to develop orally active molecules for the treatment of patients with lipid disorders.

      We have identified a lead orally active small molecule product candidate that we have designated ETC-1001. We recently initiated our first clinical trial for ETC-1001 in healthy volunteers. This trial is a double-blind, placebo-controlled trial designed to evaluate the safety and tolerability of single escalating doses of ETC-1001.

Research and Development

      We have devoted substantially all of our resources since we began our operations in July 1998 to the research and development of pharmaceutical product candidates for cardiovascular disease. Our research and development expenses were $22.6 million, $21.5 million, $22.0 million and $5.5 million in 2000, 2001 and 2002 and during the first quarter ended March 31, 2003, respectively. Research and development expenses include both external and internal costs related to the research and development activities for our existing product candidates as well as discovery efforts on potential new product candidates. External costs include costs related to manufacturing, process development, clinical trials, toxicology or pharmacology studies performed by third parties, milestone payments under certain license agreements and other related expenses. Internal costs include all payroll and related costs attributable to research and development activities, as well as an allocation of overhead expenses that we incur.

      We have implemented strategies in discovery, research and development that we believe will generate a pipeline of new drugs for the treatment of lipid disorders and related complications. These strategies include an intensive effort to identify orally active small molecules.

      Our oral small molecule discovery efforts, focused on lipid disorders, are aimed at identifying drugs that increase HDL-C levels and/or enhance their function to stimulate the RLT pathway. We have implemented approaches to identify drugs that stimulate pathways that we believe will result in the synthesis of more HDL or the rapid replenishment of HDL components.

Clinical Testing

      We believe the clinical development plan for our biopharmaceutical product candidates can be achieved by the following:

•	Phase I. Demonstrate the safety and tolerability of our product candidates in healthy volunteers or stable patients. In addition, we begin to look at dose levels and dosing regimens; that is, how much drug should be administered and how often; and establish the pharmacokinetic profile. Finally, in Phase I, we look for evidence of increased cholesterol mobilization in humans. Mobilization can be measured easily using various clinical chemistry tests such as the level of cholesterol in the blood both before and after treatment. By showing increased cholesterol mobilization in the blood, we can speculate that our drug candidates are effectively pulling excess cholesterol and other lipids from artery walls and other tissues.

•	Phase II. Continue to monitor safety and tolerability of our product candidates in different patient populations. We attempt to identify the optimal dose and dosing regimen including the number of treatments and length of time between treatments. Finally, we examine efficacy parameters including changes in vascular structure and function. This can be accomplished through the use of various imaging techniques such as MRI or intravascular ultrasound to examine changes in plaque volume and/or composition. These measurements can provide evidence as to whether our product candidates are having an impact on reducing atherosclerotic plaque in the walls of the arteries. These imaging techniques are used to take measurements both pre- and post-treatment to determine if and how much of the plaque is being removed or stabilized.

•	Phase III. During Phase III, we believe we will need to show evidence of clinical benefit and establish safety and effectiveness of our product candidates through improvements in cardiovascular clinical outcomes such as morbidity, mortality, heart attacks, strokes, hospitalizations, revascularizations and other clinical events. By comparing clinical events in patients receiving our product candidates versus patients who do not receive our product candidates, we can determine if there is clinical benefit from our therapies above the current standard of care. Because we are targeting acute treatments with our biopharmaceuticals, we need to show an impact on clinical events in a relatively short period of time following treatment.

      For our oral small molecules, the clinical development will focus more on improving the lipid profile of patients by increasing HDL-C levels and improving HDL function as well as having additional effects of reducing LDL-C levels and triglycerides. As our oral small molecules are designed for chronic treatment and as a possible complement to statin drugs, which currently account for approximately 90% of the lipid regulation market, we expect that these trials would follow a much more traditional lipid regulation clinical development path, including well-established endpoints.

Marketing and Sales

      We currently have no sales or distribution capabilities. In order to successfully commercialize any of our product candidates, we must either internally develop full sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. We may sell, market and distribute some products directly and rely on relationships with third parties to sell, market and distribute other products. To market any of our products directly, we must develop a marketing and sales force with sufficient technical expertise and with supporting distribution capabilities. Since 2000, we have had a senior member of our management team working to develop commercialization strategies consistent with our third-party intellectual property licenses and conduct market research for our product candidates.

License Arrangements and Collaborations

     ETC-588 (LUV)

      Inex Pharmaceuticals Corporation, the licensee or owner of some of the ETC-588 technology, has granted us exclusive rights to market ETC-588. We paid Inex $250,000 in March 1999 when we entered into the license agreement with Inex. This agreement requires us to make payments to Inex as milestones are achieved and to pay Inex royalties on sales of any products that are covered by the licensed patents or developed using the licensed technology. We paid the first milestone payment of $100,000 in the first quarter of 2001, based upon enrollment of our first patient in a Phase II clinical trial. We will make additional milestone payments if and when we achieve future development milestones as defined in this agreement, up to an aggregate amount of $6.2 million. Under this agreement, we are also required to pay Inex royalties on sales of products that are covered by the LUV technology that we acquired from Talaria Therapeutics, Inc. This license continues until the later of ten years from the first commercial sale of a product covered by this license or the last expiration date of any patent rights covered by this license, unless earlier terminated by a party in accordance with the terms of this agreement.

      Our merger agreement with Talaria required us to issue 813,008 shares of common stock to former Talaria stockholders and requires us to pay: (i) up to $6.3 million in cash or common stock based on the achievement of four development milestones; and (ii) royalties in cash or common stock based on net annual sales in North America of LUV products. The combined milestone payments and royalties are subject to a maximum aggregate ceiling of $20.0 million. The first milestone was achieved in the first quarter of 2001 upon the enrollment of our first patient in a Phase II clinical trial. This milestone was paid in 2001 through the issuance of 58,626 shares of our common stock. Of the initial 813,008 shares of common stock that were issued under the merger agreement, 10,127 shares were retired in 2001 in satisfaction of an indemnity obligation of the former Talaria stockholders under the merger agreement and related documents. Of the total shares of common stock paid to Talaria, 11,622 shares remain escrowed until no later than November 21, 2004 in order to satisfy maximum potential indemnity obligations by the former Talaria stockholders to us.

     ETC-216 (AIM)

      We acquired exclusive worldwide rights for certain AIM technology from Pharmacia in July 1998. Under the terms of our agreement with Pharmacia, at the completion of Phase IIb clinical trials, Pharmacia has the exclusive right of election to co-develop and the exclusive right to market products that include AIM as an active ingredient in countries outside of the United States and Canada. In addition, if we pursue a co-development and co-promotion arrangement in the United States and Canada, Pharmacia has the right of first negotiation.

      We paid Pharmacia $750,000 at the time we entered into our agreement in June 1998. Our agreement requires us to make payments to Pharmacia as milestones are achieved, and to pay royalties on sales of products that are covered by the Pharmacia patents or developed using the Pharmacia technology. We have accrued during the three months ended June 30, 2003 a milestone payment of $1.0 million which is payable upon completion of clinical trials showing preliminary safety and initial proof-of-concept.

      If Pharmacia exercises its exclusive right to co-develop and market AIM in countries outside the United States and Canada, we will make additional milestone payments, up to an aggregate of $2.5 million, to Pharmacia; we will be entitled to royalties on sales of AIM outside the United States and Canada; and Pharmacia will be entitled to royalties on sales within the United States and Canada. If Pharmacia does not exercise its right to co-develop and market AIM in countries other than the United States and Canada, we will make additional milestone payments, up to an aggregate of $13.5 million, to Pharmacia starting with enrollment of the first patient in the first Phase III clinical trial for an AIM product in the United States as well as royalties on sales of AIM worldwide. If the milestone payments are greater than 10% of our cash reserves at the time payment is required, we may make these payments to Pharmacia by issuing a promissory note in lieu of cash.

     ETC-642 (RLT Peptide)

      Under an agreement entered into in September 1999, we exclusively licensed RLT Peptide technology from the inventors. We paid the inventors of our RLT Peptide technology an initial license fee of $50,000 in January 2000. This agreement requires us to make payments to the inventors as milestones are achieved, and to pay them royalties on sales of any products that are covered by the inventors’ patents or developed using the inventors’ technology. The first milestone payment of $50,000 was paid to the inventors in 2001. Additional milestone payments, up to an aggregate of $2.1 million, will be paid to the inventors if and when we achieve future development milestones as defined in this agreement. This license continues until the later of ten years from the date of the agreement or the expiration of any of the inventors’ patents, unless terminated earlier by a party in accordance with the terms of this agreement.

      In connection with the agreements described above, we may be obligated to make future milestone payments, which could amount to $28.3 million, and future royalty payments, pursuant to formulae in the respective agreements. At the present time, it is uncertain as to whether we will be required to make any of these future payments.

      We are currently pursuing corporate collaborations for our product candidates. We believe the preferred partnering arrangements for our biopharmaceuticals would consist of a co-development and co-promotion relationship in North America with one or more companies that have established distribution systems and direct sales forces. In international markets, we intend initially to seek strategic relationships pursuant to which the partner would develop, market, sell and distribute our product candidates. In the case of our oral small molecule program, we are pursuing a research and development collaboration.

Manufacturing

      We currently rely, and will continue to rely for at least the next few years, on contract manufacturers to produce sufficient quantities of our product candidates for use in our pre-clinical and clinical trials and ultimately for commercial purposes. We also rely, and will continue to rely, on third parties to provide the components of these product candidates, such as proteins, peptides, phospholipids, bulk chemical materials and active pharmaceutical ingredients.

      There is currently a limited supply of some of the components needed to manufacture our product candidates. In particular, the production capacity available for the proteins contained in ETC-216 is limited. In addition, the process for producing protein for ETC-216 will need to be enhanced to meet late-stage clinical trials supply and large-scale commercial production requirements for ETC-216. We expect to focus on partnering opportunities that would leverage a prospective partner’s manufacturing expertise in helping us to develop a more efficient manufacturing process for this product candidate. Other partnering objectives may include pursuing partners with expertise in alternative delivery regimes for ETC-216. In this regard, pre-clinical data suggest that certain alternative delivery regimes for ETC-216 could have potential clinical benefit using significantly less ETC-216.

      We do not have any direct or indirect experience in the commercial-scale manufacturing of ETC-588, ETC-216, ETC-642 or ETC-1001. Each of these product candidates has a unique manufacturing process and will require engineering and manufacturing expertise to scale up our current batch production methods to commercial scale manufacturing. Our product candidates will need to be manufactured in facilities and using processes that comply with current Good Manufacturing Practices, or cGMP, requirements and other similar regulations, including those from outside the United States. It takes a substantial period of time to produce proteins, peptides and certain small molecules in compliance with such regulations. For example, the process for manufacturing proteins and formulating them into protein/ lipid complexes is complicated. If we are unable to establish and maintain relationships with third parties for manufacturing sufficient quantities of our product candidates and their components that meet our planned time and cost parameters, the development and timing of our clinical trials and commercialization strategy may be adversely affected.

Intellectual Property

      Our ability to protect and use our intellectual property rights in the development and commercialization of our product candidates is crucial to our continued success. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets, or other proprietary information or know-how. We currently rely on a combination of issued patents and pending patent applications, some of which we license and some of which have been assigned to us, proprietary information, trade secrets and know-how to protect our interests in developing and commercializing our product candidates and technology.

ETC-588 (LUV)

      With respect to our LUV technology, we have a patent estate currently comprised of ten issued U.S. patents, one European patent validated in 13 European countries, six pending U.S. patent applications and two international patent applications that are the basis of ten pending foreign patent applications. Some of these patents and patent applications are licensed and/or sublicensed to us by Inex, which either owns them or licenses them from the University of British Columbia. The other patents and patent applications are owned by us, some of which were acquired when we acquired Talaria in September 2000. Collectively, the patents and pending applications claim the use of unilamellar liposomes for the treatment of atherosclerosis, a dosage form containing liposomes, methods and compositions for use in the treatment of disease, including atherosclerosis and other disorders such as angina, using those liposomes, methods of producing liposomes and methods of treating diseases with liposomes using specific dosing regimens. The U.S. patents expire no earlier than 2014 and the European patent expires in 2011.

ETC-216 (AIM)

      In June 1998, we acquired exclusive, worldwide rights to certain AIM technology from Pharmacia. The license rights expire on the later of 2018 or when the last of the Pharmacia patents expires, unless terminated earlier by either party in accordance with the terms of the agreement with Pharmacia. Under our agreement with Pharmacia, we acquired exclusive rights under what is now eight issued U.S. patents, one allowed U.S. patent application, two European patents and other related U.S. patents and corresponding foreign patents and patent applications covering various aspects of AIM. The patent applications are pending in countries where we believe the market potential for ETC-216 is significant, including most of the European countries and some Asian countries, including Japan. These patents and patent applications claim methods and materials for producing AIM in bacteria and yeast, methods for purification and methods for treating atherosclerosis and other forms of cardiovascular disease with AIM. The issued U.S. patents expire no earlier than 2015, the corresponding foreign patents expire no earlier than 2012 and the two European patents expire in 2007 and 2010. We also own one pending U.S. patent application and have joint ownership with Cedars Sinai Medical Center of one additional pending U.S. patent application, both of which claim additional uses for AIM.

ETC-642 (RLT Peptide)

      Our licensed RLT Peptide technology includes ten issued U.S. patents, two allowed U.S. patent applications, eight pending U.S. patent applications and corresponding foreign patents and pending patent applications. The RLT Peptide technology relates to peptides and proteins that have activity equal to or greater than, apolipoproteinA-I. The issued U.S. patents and corresponding foreign patents expire in 2017. The U.S. and foreign patents and patent applications are directed to peptides having apolipoproteinA-I activity, pharmaceutical compositions thereof, methods for their use, drug forms containing the peptides, pharmaceutical dosage forms of the peptides, methods for preparing the dosage forms and nucleotide sequences encoding the peptides.

ETC-1001 and other HDL Elevating/ Lipid Regulating Agents

      We are also researching and developing small organic molecules that increase HDL-C levels and enhance the RLT pathway, as well as decrease LDL-C levels and triglycerides. These molecules may also possess anti-diabetic and anti-obesity properties. We have three issued U.S. patents, one allowed U.S. patent application, ten pending U.S. patent applications and corresponding pending foreign applications directed to classes of compounds and specific compounds that increase HDL-C levels and enhance the RLT pathway, compositions comprising these compounds, methods of the preparation of these compounds and methods for the use of these compounds. We are also pursuing, and will continue to pursue, patent protection for other classes of compounds that increase HDL-C levels and enhance the RLT pathway, which have been or will be identified in our laboratories.

Competition

      The pharmaceutical and biopharmaceutical industries are intensely competitive and are characterized by rapid and significant technological progress. Our competitors include large fully-integrated pharmaceutical companies, biopharmaceutical companies, biotechnology companies, universities and public and private research institutions that currently engage in, have engaged in or may engage in efforts related to the discovery and development of new pharmaceuticals and biopharmaceuticals designed to treat cardiovascular disease. Many of these entities have substantially greater research and development capabilities and/or financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

      We are aware of companies that are developing technologies for the acute treatment of cardiovascular disease, such as atherosclerosis, that may compete with our product candidates for acute treatments. However, we believe these technologies deal with a local treatment of cardiovascular disease rather than a systemic therapy such as with our biopharmaceuticals. Other companies with substantially greater research and development resources may attempt to develop products that are competitive with our product candidates for the acute treatment of cardiovascular disease or seek approval for drugs in later stages of development that have similar effects on cardiovascular disease as our acute treatments.

      Our product candidates are still under development, and it is not possible to predict our competitive position in the future. However, we think that the principal competitive factors in the markets for ETC-588, ETC-216, ETC-642 and ETC-1001 are among the following:

•	safety and efficacy profile;

•	product price and degree of reimbursement;

•	ease of administration;

•	rapidity of effect;

•	duration and frequency of treatment;

•	product supply;

•	enforceability of patent and other proprietary rights; and

•	marketing and sales capability.

      Our competitors also compete with us in our ability to:

•	attract qualified personnel;

•	attract parties for acquisitions, joint ventures or other collaborations;

•	license the proprietary technology that is competitive with the technology we are practicing; and

•	attract funding.

Government Regulation

      The FDA, and comparable regulatory agencies in state and local jurisdictions and in countries outside of the United States, impose substantial requirements on the pre-clinical and clinical development, manufacture and marketing of pharmaceutical product candidates. These agencies and other federal, state and local governmental entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record-keeping, approval and promotion of our product candidates. All of our product candidates will require regulatory approval before commercialization. In particular, therapeutic product candidates for human use are subject to rigorous pre-clinical and clinical testing and other requirements of the Federal Food, Drug, and Cosmetic Act, or FDC Act, and Public Health Service Act, or PHSA, implemented by the FDA, as set forth in the Code of Federal Regulations, as well as similar statutory and regulatory requirements of countries outside the United States. Obtaining these marketing approvals and subsequently complying with ongoing statutory and regulatory requirements is costly and time-consuming. Any failure or delay by us or our suppliers, contract research organizations, collaborators, licensors or licensees in obtaining regulatory approvals or in complying with other requirements could adversely affect the commercialization of our product candidates and our ability to receive any product or royalty revenues.

      The steps required before a new drug product candidate may be distributed commercially in the United States generally include:

•	conducting appropriate pre-clinical laboratory evaluations of the product candidate’s chemistry, formulation and stability, and pre-clinical studies to assess the potential safety and efficacy of the product candidate;

•	submitting the results of these evaluations and tests to the FDA, along with manufacturing information and analytical data, in an Investigational New Drug application, or IND;

•	initiating clinical trials under the IND after the IND becomes effective;

•	obtaining approval of Institutional Review Boards to introduce the drug into humans in clinical studies;

•	conducting adequate and well-controlled human clinical trials that establish the safety and efficacy of the product candidate for the intended use, typically in the following three sequential, or slightly overlapping, stages:

Phase I: The product candidate is initially introduced into healthy human subjects or patients and tested for safety, dose tolerance, absorption, distribution, metabolism and excretion;

Phase II: The product candidate is studied in patients to identify possible adverse effects and safety risks, to establish the dose response relationship in the target population, to determine dosage tolerance and the optimal dosage, and to collect initial efficacy data; and

Phase III: The product candidate is studied in an expanded patient population at multiple clinical study sites, to confirm efficacy and safety at the optimized dose, by measuring a primary endpoint established at the outset of the study; agreement is reached with the FDA, in advance, on the clinical development program, including patient numbers and clinical endpoints required for regulatory marketing approval. Proposed label claims are also discussed with the FDA in advance of a marketing application submission;

•	submitting the results of preliminary research, pre-clinical studies, and clinical trials as well as chemistry, manufacturing and control information on the product candidate to the FDA in a New Drug Application, or NDA, or Biologics Licensing Application, or BLA; and

•	obtaining regulatory approval of the NDA or BLA and final product labeling prior to any marketing, commercial sale or shipment of the product candidate.

      Each NDA or BLA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act (PDUFA) and its amendments. According to the FDA, through September 30, 2003 the user fee for an application requiring clinical data, such as a full NDA or BLA, is $533,400. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics (currently $32,400), and an annual establishment fee (currently $202,900) on facilities used to manufacture prescription drugs and biologics. We are not at the stage of development with our product candidates where we would have a Drug Registration Number and, therefore, we are not yet subject to these fees.

      This process can take a number of years and requires substantial financial resources. There are no assurances that NDAs or BLAs for the product candidates will be filed, accepted or approved. The results of pre-clinical studies and initial clinical trials are not necessarily predictive of the results of these specific formulations or the results of large-scale clinical trials, and clinical trials may be subject to additional costs, delays or modifications due to a number of factors, including the difficulty in obtaining enough patients, clinical investigators, product candidate supply, or financial support. The FDA may also require testing and surveillance programs to monitor the effect of approved product candidates that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product candidate based on the results of these post-marketing programs. Upon approval, a product candidate may be marketed only in those dosage forms and for those indications approved in the NDA or BLA.

      In addition to obtaining regulatory approval to market each product candidate, the manufacturing establishments for each product must register with the FDA, list products with the FDA, comply with the applicable FDA cGMP regulations and permit and pass manufacturing plant inspections by the FDA. Moreover, the submission of applications for approval may be delayed because of the need for additional time to complete the required manufacturing stability studies. Companies from outside the United States that manufacture products for distribution in the United States also must list their products with the FDA and comply with cGMPs. They are also subject to periodic inspection by the FDA or by local authorities under agreement with the FDA.

      Under the FDC Act and related statutes, developers of new drugs are afforded certain limited protections against competition from generic drug companies. Under the 1984 Drug Price Competition and Patent Term Restoration Act, drug companies can have certain product patents extended to counter balance, in part, the duration of the FDA’s review of their marketing applications. This Act also provides for marketing exclusivity (i.e., protection from generic competition regardless of any available patent protection) for products for which clinical investigations are necessary to support regulatory approval of a marketing application. Also, the Best Pharmaceuticals for Children Act permits under certain circumstances an additional six months of marketing exclusivity (“pediatric exclusivity”) if the applicant files reports of investigations studying use of the drugs in the pediatric population. The pediatric exclusivity provision is scheduled to end on October 1, 2007 and there are no assurances that it will be reauthorized.

      Any product candidates that we manufacture or distribute pursuant to regulatory approvals will be subject to extensive continuing regulation by the FDA, including record-keeping requirements and reporting adverse experiences with the product candidate. In addition to continued compliance with standard regulatory requirements, the FDA may also require further studies, including post-marketing studies and surveillance to monitor the safety and efficacy of the marketed product candidate. Results of post-marketing studies may limit or expand the further marketing of the products. Product candidate approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product candidate are discovered following approval. In addition, if any modifications to a product are proposed, including changes in indication, manufacturing process, manufacturing facility or labeling, a supplement to its NDA may be required to be submitted to the FDA for regulatory approval.

      The FDC Act also mandates that product candidates be manufactured consistent with cGMP. In complying with FDA regulations on cGMP, manufacturers must continue to spend time, money and effort in production, recordkeeping, quality control and auditing to ensure that the marketed product candidate meets applicable specifications and other requirements. The FDA periodically inspects manufacturing facilities to ensure compliance with cGMP. Failure to comply subjects the manufacturer to possible FDA action, such as warning letters, suspension of manufacturing, seizure of the product, voluntary recall of a product or injunctive action, as well as possible civil penalties, such as fines. We currently rely on, and intend to continue to rely on, third parties to manufacture our compounds and product candidates. These third parties are required to comply with cGMP.

      Many of our current third-party manufacturers are located outside of the United States, resulting in the possibility of difficulties in importing our product candidates and/or their components into the United States, as a result of, among other things, FDA import inspections, incomplete or inaccurate import documentations, or defective packaging.

      Any products manufactured in the United States for distribution abroad will be subject to FDA regulations regarding export, as well as to the requirements of the country to which they are shipped. These latter requirements are likely to cover the conduct of clinical trials, the submission of marketing applications, and all aspects of manufacturing and marketing. Such requirements vary from country to country. As part of our strategic relationships, our collaborators may be responsible for the foreign regulatory approval process for our product candidates, although we may be legally liable for noncompliance.

      We are also subject to various federal, state and local laws, rules, regulations and policies relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances used in connection with our research work. Although we believe our safety procedures for handling and disposing of such materials comply with current federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated.

      The extent of government regulation that might result from future legislation or administrative action cannot be accurately predicted. In this regard, although the FDA Modernization Act of 1997 modified and created requirements and standards under the FDC Act with the intent of facilitating product candidate development and marketing, the FDA is still in the process of developing regulations implementing the FDA Modernization Act of 1997. Consequently, the actual effect of these developments on our business is uncertain and unpredictable.

      The healthcare industry is changing rapidly as the public, government, medical professionals and the pharmaceutical industry examine ways to broaden medical coverage while controlling health care costs. Potential approaches that may affect us include managed care initiatives, pharmaceutical buying groups, formulary requirements, proposals to offer an expanded Medicare prescription benefit, and efforts to regulate the prices of pharmaceuticals, which would include drugs for cardiovascular disease. We are unable to predict when any proposed healthcare reforms will be implemented, if ever, or the effect of any implemented reforms on our business.

Employees

      As of June 30, 2003, we had 66 full-time employees. Of these employees, 42 were engaged in research, pre-clinical and clinical development, regulatory affairs and/or manufacturing activities and 24 were engaged in general and administrative activities.

Properties

      Our leased corporate and research facilities in Ann Arbor, Michigan currently occupy approximately 30,000 square feet with an additional 1,900 square feet available for occupancy in the third or fourth quarter of 2003. Approximately 5,000 square feet of that space is covered by a lease that expires in December 2003. The lease for the remaining space expires in June 2006 and includes an option to extend for one additional year. We lease a lab facility in Kalamazoo, Michigan, which is approximately 3,300 square feet and is used primarily for medicinal chemistry activities for our oral small molecule program.

The lease expires in October 2003, but includes an option to extend for two additional six-month terms. We also lease office space of approximately 4,600 square feet in Bromma, Sweden. This lease expires in June 2004. We believe our existing facilities are adequate for our current needs. Prior to the expiration of our existing leases, we may look for additional or alternate space for our operations and we believe suitable additional or alternative space will be available at such times on commercially reasonable terms.

MANAGEMENT

      The following table presents information about our executive officers and directors.

Name	Age	Position

Roger S. Newton, Ph.D.	53	President, Chief Executive Officer and Director

Timothy M. Mayleben	43	Chief Operating Officer and Chief Financial Officer

Brian R. Krause, Ph.D.	53	Senior Vice President, Pre-clinical Research and Discovery

Adeoye Y. Olukotun, M.D., M.P.H., F.A.C.C.	58	Senior Vice President, Clinical and Regulatory Affairs and Chief Medical Officer

Jean-Louis H. Dasseux, Ph.D.	44	Vice President, Chemistry and Technologies

Frank E. Thomas	33	Vice President, Finance and Investor Relations

William F. Brinkerhoff	37	Vice President, Business Development

Susan B. Bayh	43	Director

Henry E. Blair	59	Director

Ronald M. Cresswell, Ph.D.	68	Director

Antonio M. Gotto, Jr., M.D., D.Phil.	67	Director

Eileen M. More	57	Director

      Dr. Newton has served as our President and Chief Executive Officer and as a director since July 1998. From August 1981 until May 1998, Dr. Newton was employed at Parke-Davis Pharmaceutical Research, Warner-Lambert Company, a publicly-held company, including as a Distinguished Research Fellow in Vascular and Cardiac Diseases, and where he was also the co-discoverer, chairman of the discovery team and a member of the development team for the drug atorvastatin (Lipitor®). Dr. Newton received an A.B. in Biology from Lafayette College, an M.S. in Nutritional Biochemistry from the University of Connecticut and a Ph.D. in Nutrition from the University of California, Davis. Dr. Newton specialized in atherosclerosis research during a post-doctoral fellowship at the University of California, San Diego. He currently holds a faculty appointment in the Department of Pharmacology at the University of Michigan Medical School. Since 2001, Dr. Newton has been a member of the Board of Directors of Rubicon Genomics, Inc., a privately-held company. He is a member of the steering committee of the Michigan Life Sciences Corridor and was formerly the Executive Director of the Great Lakes Venture Quest.

      Mr. Mayleben has served as our Chief Financial Officer since January 1999 and our Chief Operating Officer since April 2002. Mr. Mayleben served as Senior Vice President, Operations and Finance from January 2002 until April 2002, after serving as Vice President, Finance from January 1999 until January 2002. Mr. Mayleben has more than 16 years experience working with high-growth technology companies. Prior to joining Esperion, Mr. Mayleben served as a Director of Business Development for Engineering Animation, Inc., a publicly-held company, from September 1998 to December 1998. From July 1997 to September 1998, Mr. Mayleben served as Chief Operating Officer and Chief Financial Officer of Transom Technologies, Inc., a privately-held company that was acquired by Engineering Animation, Inc. From September 1990 to July 1997, Mr. Mayleben served in various managerial positions, including as Director of Operations of Applied Intelligent Systems, Inc., a privately-held company. Prior to that, Mr. Mayleben was a manager with the Enterprise Group of Arthur Andersen & Co. Mr. Mayleben received a B.B.A. from the University of Michigan and an M.B.A. from the Northwestern University Kellogg Graduate School of Management. Mr. Mayleben was formerly a member of the Board of Directors of Computer Challenge Inc., a non-profit corporation.

      Dr. Krause has served as our Senior Vice President, Pre-clinical Research and Discovery since February 2003, after serving as Senior Vice President, Pre-clinical Research and Development since January 2002 and as Vice President, Development Pharmacology since March 2001. Prior to joining Esperion, Dr. Krause was a Research Fellow within the Cardiovascular Therapeutics Division of Pfizer

Global Research, a publicly-held company, where he also served as Chair of the Dyslipidemia Team and Group Leader of the Lipoprotein Metabolism Section. Prior to the merger of Pfizer Inc. and Warner-Lambert Company in 2000, Dr. Krause was a scientist at the Parke-Davis Research Division of Warner-Lambert Company, a publicly-held company, since 1982. Dr. Krause received a B.S. in Biological Sciences from the University of Illinois and a Ph.D. in Physiology from LSU Medical Center in New Orleans. Dr. Krause was an NIH-sponsored post-doctorate fellow with Paul Roheim, M.D., and is a member of the American Heart Association’s Council on Arteriosclerosis, Thrombosis and Vascular Biology.

      Dr. Olukotun has served as our Senior Vice President, Clinical and Regulatory Affairs and Chief Medical Officer since June 2003. Dr. Olukotun has more than 25 years of experience in clinical research and drug development. Prior to joining Esperion, Dr. Olukotun founded CR Strategies, L.L.C., a clinical research and development consulting firm in Princeton, New Jersey, and has served as its Chief Executive Officer since 2000. From 1996 to 2000, Dr. Olukotun served as Vice President of Medical and Regulatory Affairs and Chief Medical Officer for Mallinckrodt, Inc., a publicly-held healthcare company with headquarters in St. Louis, Missouri that was acquired by Tyco in 2002. Prior to joining Mallinckrodt, Dr. Olukotun spent 14 years at Bristol-Myers Squibb Company, a publicly-held company, where he served as Vice President of two divisions focused on cardiovascular research, and was involved in the clinical development of several cardiovascular, diagnostic and lipid regulating agents. Dr. Olukotun is a Fellow of the American College of Cardiology and the American Heart Association. Dr. Olukotun received his B.A. from the University of North Carolina, Chapel Hill, a Masters in Public Health from Harvard University and his M.D. from Albert Einstein College of Medicine in New York.

      Dr. Dasseux has served as our Vice President, Chemistry and Technologies since August 2000, after serving as our Senior Director of Chemistry since January 1999. Dr. Dasseux has more than 15 years of experience in the pharmaceutical industry focusing on chemistry, lipoprotein metabolism and atherosclerosis. Dr. Dasseux has more than 22 years experience in physical chemistry and lipid-protein/peptide interactions. From June 1987 until April 1998, Dr. Dasseux was employed by Fournier Laboratories, France. Dr. Dasseux created and managed the Fournier Pharma Research Center in Heidelberg, Germany and held the position of Director of Research from September 1988 to April 1998. Dr. Dasseux received his M.S. in Biochemistry from the University of Bordeaux II, France and his Ph.D. in Physical Chemistry from the University of Bordeaux I, France. He was a postdoctoral research scientist in the Department of Chemistry at the University of Laval, Quebec, Canada; in the Department of Physics, The University of Tennessee, Knoxville, Tennessee, and in the European Molecular Biology Laboratory, Heidelberg, Germany.

      Mr. Thomas was appointed Vice President, Finance and Investor Relations in April 2002 after serving as our Senior Director, Finance and Investor Relations since January 2002. Prior to that, Mr. Thomas served as our Director of Finance and Controller from March 2000 to January 2002. Prior to joining Esperion, Mr. Thomas served as Director of Finance and Controller for Mechanical Dynamics, Inc., a publicly-held software company, from September 1997 to March 2000. Mr. Thomas received a B.B.A. from the University of Michigan in 1992.

      Mr. Brinkerhoff was appointed Vice President, Business Development in May 2002. Mr. Brinkerhoff has more than 13 years of experience in the pharmaceutical and biotechnology industries. From January 1999 to May 2002, Mr. Brinkerhoff was employed by Sankyo Pharma Inc., the U.S. subsidiary of the Tokyo-based pharmaceutical company Sankyo Co., Ltd., as Director of Business Development. From November 1996 to December 1998, he served as Director of Market Planning & Sales Operations at Sankyo Pharma Inc., after serving as Manager of Market Research for Sankyo USA Corporation from June 1995 to November 1996, during which time he was a member of the senior negotiating team that formed the Sankyo/ Parke-Davis joint venture. Prior to that, Mr. Brinkerhoff worked as an account manager for the pharmaceutical industry group at Oracle Corporation, a publicly-held company, from 1994 to 1995, and worked in various sales, marketing and manufacturing management positions for the Lederle Laboratories division of American Cyanamid, a publicly-held company, from 1989 to 1994. Mr. Brinkerhoff received B.S. and M.S. degrees in Industrial and Operations Engineering and an M.B.A.

from the University of Michigan. Mr. Brinkerhoff has been a member of the Licensing Executives Society since 1999.

      Ms. Bayh has served as a Director since November 2001. Ms. Bayh is the chairperson of the Corporate Governance Committee and is a member of each of the Audit Committee and the Compensation Committee. Ms. Bayh currently serves as a director of Anthem Inc., Cubist Pharmaceuticals, Inc., Emmis Communications Curis, Inc. and Corvas International, Inc., all publicly-held companies. Ms. Bayh is a director of E-Bank and of Golden State Foods, both privately-held companies. She is also a Distinguished Visiting Professor at the College of Business Administration at Butler University, Indianapolis, Indiana. From 1989 to 1994, Ms. Bayh was an attorney in the Pharmaceutical Division of Eli Lilly, where she handled federal regulatory issues for marketing and medical affairs. Prior to 1989, Ms. Bayh worked at the law firms of Barnes & Thornburg and Gibson, Dunn & Crutcher LLP, where she specialized in litigation, antitrust and corporate law. She received a J.D. from the University of Southern California Law Center in California.

      Mr. Blair has served as a Director since May 2001. Mr. Blair is the chairperson of the Compensation Committee and a member of each of the Compensation Subcommittee, Corporate Strategy Committee and the Corporate Governance Committee. Since August 1995, Mr. Blair has served as Chairman of the Board and President, and, since April 1997, Chief Executive Officer of Dyax Corp., a publicly-held company that develops and commercializes new products for the pharmaceutical and biopharmaceutical industries based on its proprietary phage binding technology and affinity chromatography systems. Mr. Blair is a co-founder of Dyax Corp., and has served as a director and officer of Dyax Corp. since its formation in 1989. Mr. Blair is also a director of Genzyme Corporation, a publicly-held biotechnology company that he co-founded in 1981. Mr. Blair also co-founded Biocode, Inc., a privately-held brand protection company, and GelTex Pharmaceuticals, Inc., a publicly-held biopharmaceutical company that was acquired by Genzyme Corporation. In addition, he is a member of the Strategic Advisory Group of GTC Biotherapeutics, and a member of the Board of Overseers at the Tufts University School of Medicine and the Lahey Hitchcock Clinic.

      Dr. Cresswell has served as a Director since November 2001. Dr. Cresswell is the lead independent director, the chairperson of the Corporate Strategy Committee and a member of the Audit Committee and the Corporate Governance Committee. Dr. Cresswell currently serves as a director of Allergan, Inc. and CuraGen Corporation, both publicly-held companies, and is Chairman of Albachem Limited, a private contract research organization, currently associated with the University of Edinburgh in Scotland, that provides custom peptides and proteins. Dr. Cresswell was the Senior Vice President and Chief Scientific Officer of Warner-Lambert Company, a publicly-held company, from October 1998 to September 1999. Dr. Cresswell joined Warner-Lambert in 1988, where he directed the development of the drug atorvastatin (Lipitor®) and where he also held the positions of Vice President and Chairman of the Parke-Davis Worldwide Pharmaceutical Research Division from 1989 until October 1998 and, prior to then, President of Research & Development of the Parke-Davis Pharmaceutical Research Division. Prior to joining Warner-Lambert, Dr. Cresswell served as the Chief Operating Officer for Laporte Industries, Ltd., an international chemical company, and held a broad range of research and development positions during his 25-year tenure at Burroughs Wellcome. Dr. Cresswell is also Chairman of the Scientific Advisory Board at the Life Sciences Institute at the University of Michigan and is a Fellow of the Royal Society of Edinburgh.

      Dr. Gotto has served as a Director since August 2001 and is a member of each of the Compensation Committee and the Compensation Subcommittee. He is the Stephen and Suzanne Weiss Dean of the Joan and Sanford I. Weill Medical College of Cornell University, where he is also Professor of Medicine. In addition, Dr. Gotto currently serves as a director of Medtronic, Inc., a publicly-held company. Dr. Gotto’s career has been focused on lipid and lipoprotein research and application of his research to the care of patients with cardiovascular disease. Previously, from 1971 to 1996, Dr. Gotto was at Baylor College of Medicine in Houston, Texas, where from 1977 to 1996 he served as the Bob and Vivian Smith Professor and Chairman of the Albert B. and Margaret M. Alkek Department of Medicine and Chief of the Internal Medicine Service at The Methodist Hospital. During his years at Baylor, Dr. Gotto was also

Scientific Director of The Michael E. DeBakey Heart Center from 1985 to 1996, and the J.S. Abercrombie Chair for Atherosclerosis and Lipoprotein Research from 1976 to 1996. Dr. Gotto received a doctorate of philosophy from Oxford University, where he was a Rhodes Scholar, and a medical degree from Vanderbilt University School of Medicine. He has served as President of the American Heart Association, as a member of the National Heart, Lung, and Blood Advisory Council, and on the National Diabetes Advisory Board

      Ms. More has served as a Director since October, 1999 and is the chairperson of the Audit Committee. Ms. More was formerly a General Partner and a Class B Limited Partner of Oak Investment Partners, a venture capital firm. Ms. More serves as a director of the following privately-held companies: Halox Technologies Corporation, Teloquent Communications Corporation and Sopherion Therapeutics, Inc.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the ownership of our common stock as of June 30, 2003 and after giving effect to the issuance of 4,000,000 shares of common stock pursuant to this offering, which assumes no exercise of the underwriters’ over-allotment option, for the following:

•	each person who we know beneficially owns more than five percent of our common stock;

•	our chief executive officer and each of our other executive officers;

•	each director;

•	all of our executive officers and directors as a group; and

•	each stockholder who has granted the underwriters an option to purchase shares of common stock to cover over-allotments.

For purposes of this table, the term “beneficial owner” means any person who, directly or indirectly, has or shares the power to vote or dispose of shares of common stock or who has the right to acquire shares of common stock within sixty (60) days of June 30, 2003.

				Number of Shares of
				Common Stock to
	Shares of Common Stock			be Sold in the	Shares of Common Stock
	Beneficially Owned Before			Offering if the	Beneficially Owned After
	the Offering			Underwriters	the Offering
				Exercise Their
	Number		Percentage	Option	Number	Percentage(1)

Principal Stockholders:

Scott Sacane	6,390,217	(2)	21.7%	—	6,390,217	18.8%
c/o Durus Capital Management, LLC 20 Marshall Street Suite 320 Norwalk, CT 06854

Directors and Executive Officers(3):

Susan B. Bayh	12,000	(4)	*	—	12,000	*

Henry E. Blair	20,000	(5)	*	—	20,000	*

Ronald M. Cresswell, Ph.D.	20,000	(6)	*	—	20,000	*

Antonio M. Gotto, Jr., M.D., D.Phil.	10,000	(7)	*	—	10,000	*

Eileen M. More	76,185	(8)	*	20,000	56,185	*

Roger S. Newton, Ph.D.	952,301	(9)	3.2%	95,000	857,301	2.5%

Timothy M. Mayleben	267,746	(10)	*	26,500	241,246	*

Brian R. Krause, Ph.D.	81,049	(11)	*	6,000	75,049	*

Jean-Louis H. Dasseux, Ph.D.	137,764	(12)	*	14,000	123,764	*

Frank E. Thomas	58,830	(13)	*	1,500	57,330	*

William F. Brinkerhoff	34,054	(14)	*	3,000	31,054	*

Adeoye Y. Olukotun, M.D., M.P.H., F.A.C.C.	3,200	(15)	*	—	3,200	*

All Directors and Executive Officers as a Group (12 persons)	1,673,129	(16)	5.5%	166,000	1,507,129	4.3%

*	Less than one percent (1%).

(1)	For purposes of calculating the percentage of shares beneficially owned, the number of shares of common stock deemed outstanding consists of 33,914,766 shares of our common stock outstanding after completion of this offering, assuming exercise in full of the underwriters’ over-allotment option, plus the number of shares of common stock underlying stock options held by the named person that are exercisable within 60 days of June 30, 2003.

(2)	This amount is based on information disclosed in Amendment No. 3 to a Schedule 13G filed on November 12, 2002 by Scott Sacane as managing member of Durus Capital Management, LLC and as portfolio manager of Perseus, LLC, reporting sole voting and dispositive power with respect to the shares of common stock.

(3)	Unless otherwise noted, the address of each of the beneficial owners is c/o Esperion Therapeutics, Inc., 3621 S. State Street, 695 KMS Place, Ann Arbor, Michigan 48108.

(4)	Includes 2,000 shares owned by Ms. Bayh’s spouse and 10,000 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(5)	Includes 20,000 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(6)	Includes 10,000 shares as to which Dr. Cresswell and his wife share voting and dispositive power and 10,000 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(7)	Includes 10,000 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(8)	Includes 25,000 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(9)	Includes 285,008 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(10)	Includes 191,524 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(11)	Includes 1,000 shares owned by Dr. Krause as custodian for his children and 73,750 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(12)	Includes 118,158 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(13)	Includes 56,567 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(14)	Includes 29,688 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(15)	Includes 3,200 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

(16)	Includes 832,895 shares issuable upon the exercise of stock options within sixty (60) days of June 30, 2003.

UNDERWRITING

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.

Citigroup Global Markets Inc.

Needham & Company, Inc.

U.S. Bancorp Piper Jaffray Inc.

SG Cowen Securities Corporation

Total	4,000,000

      The underwriting agreement provides that the underwriters’ obligations to purchase common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which include:

•	if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true and correct in all material respects;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

      The underwriters have advised us that they propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by us and, if the over-allotment is exercised in full, by the selling stockholders. The underwriting discount is the difference between the offering price and the amount the underwriters pay to purchase the shares from us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 600,000 shares. The underwriting discounts and commissions equal [          ]% of the public offering price.

Amount Selling
	Amount We Will Pay		Stockholders Will Pay

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share

Total

      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $400,000. We have agreed to pay such expenses.

Over-Allotment Option

      We have granted to the underwriters an option to purchase up to an aggregate of 434,000 additional shares of common stock and the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 166,000 additional shares of common stock, exercisable solely to cover over-allotments at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we and the selling stockholders will be obligated, under the over-allotment option, to sell the additional shares of common stock to the underwriters. If this option is exercised in full and the selling stockholders fail to deliver all or any of the shares, we have agreed to deliver to the underwriters an amount of shares that will permit the underwriters to exercise this option in full.

Lock-up Agreements

      We, along with our directors and executive officers, have agreed under lock-up agreements not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any shares of common stock without the prior written consent of Lehman Brothers Inc., or except as contemplated by the underwriting agreement, for a period of 90 days from the date of this prospectus.

Indemnification

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Over-allotment involves sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Stamp Taxes

      Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than the prospectus in electronic format, information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of our common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are made. Any resale of the securities in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

      By purchasing securities in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      Morgan, Lewis & Bockius LLP will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Certain legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Bingham McCutchen LLP.

EXPERTS

      The financial statements as of and for the year ended December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Esperion Therapeutics, Inc. have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The audited consolidated financial statements and schedules for our two fiscal years ended December 31, 2001 and incorporated by reference in this prospectus were audited by Arthur Andersen LLP, our former independent public accountants, as indicated in their reports with respect thereto. Copies of such reports are incorporated by reference herein, but Arthur Andersen LLP has not reissued such reports or consented to the incorporation of such reports into this prospectus and has ceased operations.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. You can inspect and/or copy these reports and other information at:

•	the Public Reference Room at the SEC’s principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and

•	the SEC’s website at http://www.sec.gov.

      Please call the SEC at 1-800-SEC-0330, or see its website, for further information about the operation of the Public Reference Room.

DOCUMENTS INCORPORATED BY REFERENCE

      We are incorporating by reference into this prospectus the information that we file with the SEC. This means that we can disclose to you important information contained in other documents that we file with the SEC by referring you to those documents. The information incorporated by reference is, therefore, an important part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all of the shares covered by this prospectus are sold:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 26, 2003;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2003, filed on May 14, 2003;

•	our definitive proxy statement on Schedule 14A for our 2003 annual meeting of stockholders, filed on May 14, 2003;

•	our current report on Form 8-K, filed on April 17, 2003; and

•	the description of our common stock contained in our registration statement on Form 8-A (filed on August 4, 2000 and amended by Form 8-K filed on April 23, 2002).

      Information in reports that we file with the SEC after the date of this prospectus may contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference into this prospectus. You should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus. The information that we file later with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the termination of this offering will automatically update and supercede previously filed information incorporated by reference into this prospectus.

      We undertake to provide to you, without charge, the documents incorporated by reference into this prospectus, other than exhibits not specifically incorporated by reference into such documents. Please make your request by writing to us at: Esperion Therapeutics, Inc., Attn: Christine K. Ballman, 3621 South State St., 695 KMS Place, Ann Arbor, MI 48108, or by calling us at: (734) 332-0506.

4,000,000 Shares

Common Stock

PROSPECTUS

July       , 2003

LEHMAN BROTHERS

CITIGROUP

NEEDHAM & COMPANY, INC.
U.S. BANCORP PIPER JAFFRAY
SG COWEN